03032722

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aur Resources Inc.

*CURRENT ADDRESS 1 Adelaide Street East
Suite 2501
Toronto, Ontario M5C 2V9
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

FILE NO. 82- 4624 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: [signature]

DAT : 10/16/03



CORE COMPETENCE


INGERSOLL-RAND

ANNUAL REPORT 2002

Aur Resources Inc. is a Canadian-based, international mining company which generates over 95% of its revenue from the production of copper at the Quebrada Blanca, Andacollo and Louvicourt mines.

Reliable, low-cost mining operations, a highly skilled team of employees, a solid reserve base and prudent financial management will allow Aur to continue to build long-term value for Shareholders.

Val d'Or, Quebec

Flin Flon, Manitoba

Louvicourt Mine

Duck Pond, Newfoundland

TORONTO, ONTARIO

Cerro Colorado, Panama

Quebrada Blanca Mine

Andacollo Mine

Santiago, Chile

Head Office

Mine

Development Stage Project

Exploration Office

On front cover: Secondary crusher at the Andacollo Mine

2002 HIGHLIGHTS

OPERATING

COPPER PRODUCTION OF 241 MILLION POUNDS

CASH OPERATING COST OF $0.48 PER POUND OF COPPER SOLD

COPPER QUALITY AT QUEBRADA BLANCA INCREASED TO 100% LME GRADE A

RECORD COPPER PRODUCTION AT ANDACOLLO

LOUVICOURT COPPER PRODUCTION HIGHER AND COSTS LOWER THAN BUDGETED

DUCK POND ACQUISITION COMPLETED

FULL ENVIRONMENTAL COMPLIANCE

SAFETY AWARDS AT ANDACOLLO

RESERVE ADDITIONS AT QUEBRADA BLANCA AND ANDACOLLO

FINANCIAL

(US$ millions except per share amounts)	$
Revenue	195.6
Cash flow from operating activities	57.1
Cash flow per share from operating activities	0.62
Net earnings	10.1
Earnings per share	0.10
Capital expenditures	31.5
Cash at year-end	57.9
Bank debt repaid	35.4
Net debt to net debt plus equity	23%

INSIDE



STEADY LOW-COST PRODUCTION AND STRONG CASH FLOW FROM OPERATING ACTIVITIES CHARACTERIZED A SOLID OVERALL PERFORMANCE

for Aur in 2002. Despite having to face the challenges of global economic uncertainty which resulted in low metal prices and ongoing concerns that this situation would not be clarified in the near term, Aur achieved most of its key objectives established for this past year from both an operating and financial perspective.

Achievements

The Quebrada Blanca, Andacollo and Louvicourt mines operated in full environmental compliance and maintained their good safety records again in 2002. Copper production was 97.3% of budget at 241 million pounds, an excellent performance given the harsh winter weather experienced at Quebrada Blanca in 2002. Cash operating costs at $0.48 per pound of copper sold were better than budgeted with minesite cash costs $10.1 million less than plan. The $35 million capital improvement program initiated at Quebrada Blanca in 2001 was completed on schedule in December 2002 and for the first time in its history this mine produced 100% LME Grade A quality cathode copper throughout the year. The Andacollo Mine produced a record 48.7 million pounds of copper in 2002 and was once again recognized for its excellent safety record. The Louvicourt Mine continued its history of superior performance, beating its target for copper production and for operating costs. Aur's mines are a core component of its business and they continue to be operated in a highly competent manner.

Cash flow from operating activities was $57.1 million this past year, a significant achievement, given that the copper price averaged only $0.71 per pound. The combination of gains from the forward sale of 106 million pounds of copper at $0.83 per pound and the premiums received on the copper sales price allowed us to realize $0.78 per pound of copper sold in 2002. Strengthening Aur's balance sheet was accomplished as bank debt was reduced by $35.4 million to $120.5 million at year-end. Net earnings for 2002 were essentially as budgeted at $10.1 million.

The acquisition of the Duck Pond copper-zinc deposit was completed in March 2002 thus fulfilling one of our important objectives for the year. This deposit is expected to be developed into our next mine which will replace Aur's share of production from the Louvicourt Mine for at least 10 years beginning in 2005, the scheduled closure time for Louvicourt. Although our exploration efforts at Louvicourt did not succeed in adding reserves to extend its minelife, Aur's business development programs in 2002 identified a number of potential acquisition opportunities for consideration in the years ahead and our commitment to exploration as an essential component of our growth strategy remains strong.

Strategy

Aur's strategic objectives are to expand its activities in the mining business, increase profitability and enhance shareholder value. This will be accomplished by continuing to operate our mines efficiently, investing capital to acquire additional production capacity and discovering new ore deposits through exploration work. The minimum criteria for acquisitions include a 10 year minelife, 75 million pounds of annual copper, or equivalent, production and a return on invested capital of 15%. The management's discussion and analysis section of this report provides a more complete outline of Aur's strategy, which is designed to significantly increase shareholder value going forward.



Executive Officers

(Left to right) Howard R. Stockford, Executive Vice-President, James W. Gill, President and Chief Executive Officer, Ronald P. Gagel, Vice-President and Chief Financial Officer, and Peter McCarter, Vice-President and Secretary

Outlook

In December 2002, Aur established objectives for 2003 which will assist in achieving our long-term goals. The key objectives set for 2003 were:

- generate strong cash flow from operating activities by producing at least 241 million pounds of copper at an average cost of $0.49 per pound or less;
- restructure Aur's debt to enhance financial and business flexibility;
- initiate development of the Duck Pond copper-zinc deposit;
- repay the $35 million Teck Cominco convertible debenture with cash;
- operate in full environmental compliance and with an ongoing commitment to safety in the workplace; and
- seek out quality mining assets for acquisition and make new exploration discoveries.

On March 10, 2003, the issue of $125 million of senior unsecured notes was completed and Aur's bank debt was fully repaid. This immediately increased working capital by $34 million and rescheduled $104.9 million of debt repayments previously due in 2003-2006 to 2007-2010. The restructuring of Aur's debt has created the flexibility necessary for Aur to meet all of its financial commitments, internally finance development projects such as Duck Pond and be in a position to make acquisitions which will continue Aur's growth in the coming years.

The outlook for 2003 is positive for Aur. Copper prices are expected to rise during the year as its supply, which exceeded demand in 2001 and 2002, goes into deficit, driven by continued growth in China.

Aur has always taken its responsibilities to conduct its business in an honest, professional manner very seriously. This includes providing clear disclosure of our activities and strategy for building value for shareholders. I believe Aur's disclosure is amongst the best anywhere and I encourage you to review the management's discussion and analysis section of this annual report to fully understand the Company and its activities. The Corporate Governance and Nominating Committee, as well as the other Board Committees, work with management to ensure that Aur's high ethical standards are maintained.

Aur is a mining company with solid ore reserves, low-cost operations, significant undeveloped mineral resources and a track record for increasing production in a systematic, opportunistic manner and of prudent financial management. This, together with our team of skilled professionals, will lead to increased profitability and expanded operating capacity in the years ahead. We believe that steady, profitable growth is the best way to create value for shareholders over the long term. Aur's long-term growth strategy is not predicated on becoming the biggest mining company, but on being the best mining company.

Aur's core competence comes from its quality mining assets and its professional team of employees. I am fortunate to work with a team of people at our mines, on our business development efforts and in management at all levels who, together with a dedicated and capable board of directors, make Aur an exciting place to work. My sincere thanks to all of them for their continuous contributions to making Aur a company we can all be proud of.

James W. Gill
President and
Chief Executive Officer

March 11, 2003

SOUTH AMERICA DIVISION



Stacking of heap leach ore at the Andacollo Mine

IN 2002, THE QUEBRADA BLANCA MINE

PRODUCED

162.8 MILLION POUNDS

OF COPPER



David Brace, President, South America Division

MINES AND DEVELOPMENT STAGE PROJECTS

QUEBRADA BLANCA MINE – CHILE

The Quebrada Blanca Mine, Aur's largest, is an open pit operation which uses solvent extraction electrowinning technology to produce high quality cathode copper. This mine, which employs approximately 1,100 people, is located in the high Andes of northern Chile at an altitude of 4,300 metres. Access to the minesite is by road, 170 kilometres southeast from the port city of Iquique. Since Aur acquired its 76.5% interest in Quebrada Blanca in November 2000, significant operating improvements have been achieved and low-cost, reliable performance is expected for the next 11 years and beyond.

Copper production was 162.8 million pounds in 2002 despite the very harsh winter weather conditions experienced in July and August. Cash operating costs, including all transportation, marketing and direct administration costs, were low at $0.48 per pound of copper sold and operating cash flow was $39.6 million. For the first time in its history, Quebrada Blanca produced 100% LME Grade A quality copper for the full year. The process of registering the Quebrada Blanca copper brand on the LME will be initiated in 2003.

In 2002, a total of 30.8 million tonnes of rock were mined of which 7.3 million tonnes was heap leach ore at a grade of 1.52% copper, 3.3 million tonnes was dump leach ore grading 0.59% copper and 20.2 million tonnes was waste. The heap leach ore was crushed, agglomerated and stacked for processing, while the uncrushed dump leach ore was stockpiled directly at the dump leach facility for processing beginning in 2003.

The major capital investment program initiated by Aur in late 2000 was completed on schedule in December 2002. This past year, $25.2 million was invested to complete the construction of the dump leach facility and the connection to the northern Chile power grid, as well as a number of other smaller improvement projects.

The capital expenditure program has resulted in a significant improvement in copper quality from 74% to 100% LME Grade A and a reduction in operating costs per pound of copper sold from $0.52 in 2000 to $0.48 in 2002. The dump leach facility began operation in January 2003 and is expected to contribute approximately 22 million pounds to Quebrada Blanca's production in 2003 and to assist in increasing production to 177 million pounds in 2004.

Reserves at Quebrada Blanca increased by 3.7 million tonnes to 144.7 million tonnes at a grade of 0.83% copper at December 31, 2002, after mining 10.6 million tonnes of ore during the year. This was the result of definition drilling which allowed the upgrading of a portion of the resources to the reserve category. Quebrada Blanca had sufficient reserves at the end of 2002 to sustain mining until 2013. Definition drilling to upgrade existing resources to reserves is ongoing and this, together with exploration work designed to discover new reserves outside the planned open pit, provides excellent potential to extend minelife at Quebrada Blanca beyond 2013.

Safety in the workplace and preservation of the environment are of utmost importance at Quebrada Blanca. In 2002, there were no lost-time accidents of a serious nature and the mine operated in full environmental compliance. In 2003, the ongoing improvement programs for safety and environment will continue.

In 2003, the Quebrada Blanca Mine is expected to produce approximately 170 million pounds of 100% LME Grade A quality cathode copper. Cash operating costs are budgeted at $0.48 per pound of copper sold including all transportation, marketing and direct administration costs. This production will result from the mining of 35.4 million tonnes of rock, of which 7.7 million tonnes will be heap leach ore at a grade of 1.17% copper and 6.4 million tonnes will be dump leach ore at a grade of 0.59% copper. Capital expenditures will be significantly reduced to $3.0 million in 2003 and the fleet of eight new 185 tonne trucks, acquired under capital leases, will be fully operational. Sales contracts for approximately 125 million pounds of copper have been completed for 2003 at a premium to LME pricing with the balance to be sold on a spot basis.

Quebrada Blanca is a reliable, low-cost copper producer which is expected to make a significant contribution to Aur's earnings and cash flow in the years ahead.

Ivan Vera and Daniel Tapia conducting surveys at the Quebrada Blanca Mine



QUEBRADA BLANCA MINE STATISTICS (100%)

	1998	1999	2000	2001	**2002**	2003 Budget
Operations						
Tonnes ore & waste mined (millions)	30.5	31.8	28.7	30.5	**30.8**	35.4
Tonnes heap leach ore stacked (millions)	6.5	5.8	5.9	7.5	**7.3**	7.7
Tonnes heap leach ore stacked/day	17,926	16,030	16,396	20,435	**20,052**	21,096
Total copper grade stacked (%)	1.47	1.49	1.49	1.46	**1.52**	1.17
Soluble copper grade stacked (%)	1.28	1.27	1.24	1.34	**1.41**	1.03
Tonnes dump leach ore mined (millions)	–	–	–	5.1	**3.3**	6.4
Total copper grade of dump leach mined (%)	–	–	–	0.58	**0.59**	0.59
Strip ratio	2.1:1	3.1:1	2.7:1	1.4:1	**1.9:1**	1.5:1
Production						
Copper cathode produced (million lbs.)	156.7	161.1	151.3	164.4	**162.8**	169.7
Copper cathode produced (tonnes)	71,082	73,077	68,615	74,577	**73,827**	76,996
Costs						
Operating cost per pound of copper sold*	$ 0.58	$ 0.52	$ 0.52	$ 0.47	**$ 0.48**	$ 0.48
Capital expenditures (millions)	–	–	$ 6.7	$ 9.8	**$ 25.2**	$ 3.0

Cash operating cost per pound of copper sold includes all transportation, marketing and direct administration costs.

QUEBRADA BLANCA MINE LEACHABLE MINERAL RESERVES AND RESOURCES (100%)

At December 31, 2002

Mineral Reserves

	Heap Leach			**Dump Leach**			**Total**		
	t(000's)	*TCu(%)*	*SCu(%)*	*t(000's)*	*TCu(%)*	*SCu(%)*	*t(000's)*	*TCu(%)*	*SCu(%)*
Proven	28,053	1.17	1.03	40,184	0.57	0.39	68,237	0.82	0.65
Probable	45,533	1.10	1.00	30,947	0.47	0.32	76,480	0.85	0.73
Total Reserves	**73,586**	**1.13**	**1.01**	**71,131**	**0.53**	**0.36**	**144,717**	**0.83**	**0.69**

Mineral Resources (including Reserves)

	Heap Leach			**Dump Leach**			**Total**		
	t(000's)	*TCu(%)*	*SCu(%)*	*t(000's)*	*TCu(%)*	*SCu(%)*	*t(000's)*	*TCu(%)*	*SCu(%)*
Measured	29,591	1.19	1.03	44,150	0.57	0.37	73,741	0.82	0.64
Indicated	49,647	1.11	0.98	51,491	0.47	0.31	101,138	0.78	0.64
Total Resources	**79,238**	**1.14**	**1.00**	**95,641**	**0.51**	**0.34**	**174,879**	**0.80**	**0.64**
Inferred	36,611	0.98	0.84	77,058	0.46	0.29	113,669	0.63	0.46

Notes:

t(000's) means thousands of tonnes; TCu(%) is the percent assaved total copper grade; SCu(%) is the percent soluble copper, which is the sum of the acid soluble copper assay and cyanide soluble copper assay; "m" means metres.

The estimation work was carried out by Neil C. Barr, P.Geo., Qualified Person, Chief Geologist at the QB mine as to the resource estimate and by Vicente Palomer, Ing. Civil Minas, Chief Engineer at the QB mine under the supervision of Qualified Person, David J. Libby, P.Eng., Vice-President, Mining Operations, South America Division.

Mineral reserves and resources were estimated using a copper price of $0.95/lb. and cut-off grades of 0.50 SCu% for Heap Leach, 0.125 SCu% for Sulphide Dump Leach, and 0.161 SCu% for Oxide Dump Leach. Proven and probable mineral reserves comprise those portions of the measured and indicated resources, respectively, that are contained within the currently planned final pit design which was derived from the QB02 resource block model and adjusted for the pit topography on December 31, 2002 and include broken stockpiles totaling 25.5 million tonnes grading 0.60 TCu%. The mineral resource classification is based on a drilling density of 50 m x 50 m x 70 m for the measured resources, 70 m x 70 m x 100 m for the indicated resources, and 100 m x 100 m x 141 m for the inferred resources.

The QB mineral reserve and resource estimates have been prepared and classified in accordance with the standards established under National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"). Resources that do not qualify as reserves do not have demonstrated economic viability.


Open pit
mining area
Secondary & tertiary
crushers
Primary crusher
Emergency
water pond
Solution ponds
EW plant
SX plant
South waste dump

Satellite image of the Andacollo minesite area

ANDACOLLO MINE – CHILE

The Andacollo Mine, located 55 kilometres southeast of the port city of La Serena in north-central Chile, had record copper production of 48.7 million pounds in 2002, its sixth year of operation. Cash operating costs were $0.50 per pound of copper sold and operating cash flow was $10.1 million.

In 2002, 16.6 million tonnes of rock were mined from the open pit, of which 3.8 million tonnes was ore at an average grade of 0.77% copper. The ore was crushed, agglomerated and stacked on the heap leach pads for processing using solvent extraction electrowinning technology. Andacollo's cathode copper is registered on the LME and, in 2002, the copper produced was 100% LME Grade A quality.

Capital expenditures in 2002 were $1.8 million, of which $1.2 million was on major overhauls to the mobile mining equipment and $0.2 million was incurred to continue the regular replacement of lead anodes in the electrowinning plant necessary to maintain the highest quality copper production possible.

Reserves at December 31, 2002 were 19.5 million tonnes at a grade of 0.77% copper. Definition drilling added 1.6 million tonnes to the reserves in 2002, partially offsetting the 3.8 million tonnes mined during the year. The reserves at the end of 2002 were sufficient to support production until 2009. In addition, there remain approximately 40 million tonnes of lower grade measured, indicated and inferred resources which have the potential to be upgraded to reserves and extend minelife.

The Andacollo Mine operated in full environmental compliance and the workforce of approximately 400 people had only one minor lost-time accident, the second best safety record in the Chilean mining industry in 2002. The high standards established for safety and environmental protection will continue in 2003 and beyond.

In 2003, copper production is budgeted at 46.3 million pounds of 100% LME Grade A cathode copper at a cash operating cost, including all transportation, marketing and direct administration costs, of $0.51 per pound of copper sold. The operating plan provides for 16.5 million tonnes of rock to be mined, of which 3.6 million tonnes will be ore at an average grade of 0.83% copper. Capital expenditures are expected to be $1.2 million in 2003, of which $0.7 million is budgeted for major equipment overhauls and $0.2 million is for lead anode replacement. Expansion of the leach pad area to accommodate more ore for processing is under consideration and, if a decision to proceed is made, an additional $2-3 million of capital will be spent in 2003. Sales contracts for approximately 34 million pounds of copper at a premium to LME pricing have been completed for 2003 with the balance to be sold on a spot basis.

The Andacollo Mine is recognized as one of the highest quality cathode copper producers in the world and this high standard of operating performance is expected to continue in the years ahead.

IN 2002, 16.6 MILLION TONNES OF ROCK WAS MINED

FROM THE OPEN PIT OF WHICH

3.8 MILLION TONNES WAS ORE

ANDACOLLO MINE STATISTICS (100%)

	1998	1999	2000	2001	**2002**	*2003 Budget*
Operations						
Tonnes ore & waste mined (millions)	8.4	9.6	12.7	16.4	**16.6**	16.5
Tonnes ore stacked (millions)	2.6	3.0	3.4	3.7	**3.8**	3.6
Tonnes ore stacked/day	7,170	8,085	9,405	10,441	**10,519**	9,863
Total copper grade stacked (%)	1.08	0.93	0.94	0.81	**0.77**	0.83
Soluble copper grade stacked (%)	0.86	0.75	0.79	0.71	**0.67**	0.75
Strip ratio	2.2:1	2.5:1	2.7:1	3.4:1	**3.3:1**	3.6:1
Production						
Copper cathode produced (million lbs.)	47.1	48.1	48.6	46.5	**48.7**	46.3
Copper cathode produced (tonnes)	21,400	21,800	22,029	21,095	**22,109**	21,005
Copper inventory in heaps (tonnes)	10,422	10,161	13,630	10,188	**7,148**	7,500
Costs						
Operating cost per pound of copper sold[1]	$ 0.50	$ 0.49	$ 0.44	$ 0.52	**$ 0.50**	$ 0.51
Capital expenditures (millions)	–	–	$ 0.2	$ 2.9	**$ 1.8**	$ 1.2

(1) Cash operating cost per pound of copper sold includes all transportation, marketing and direct administration costs.

ANDACOLLO MINE LEACHABLE MINERAL RESERVES AND RESOURCES (100%)

At December 31, 2002

Mineral Reserves

	(000's t)	*TCu(%)*	*SCu(%)*
Proven	19,487	0.77	0.68
Probable	–	–	–
Total Reserves	**19,487**	**0.77**	**0.68**

Mineral Resources (including Reserves)

	(000's t)	*TCu(%)*	*SCu(%)*
Measured	53,259	0.59	0.50
Indicated	4,899	0.45	0.41
Total Resources	**58,158**	**0.58**	**0.49**
Inferred	4,543	0.48	0.43

Notes:

"(000's t)" means thousands of tonnes; "TCu(%)" is the percent assayed total copper grade; "SCu(%)" is the percent soluble copper, which is the sum of the acid soluble copper assay and cyanide soluble copper assay; "m" means metres.

The Andacollo mineral reserve and resource estimates have been prepared and classified in accordance with the standards established under NI 43-101. The qualified persons responsible for the mineral resource and reserve estimates, respectively, are Twila Griffith, P.Geol., Chief Mine Geologist, Andacollo Mine and David J. Libby, P.Eng., Vice-President, Mining Operations, South America Division. The proven and probable reserves comprise those portions of the measured and indicated resources, respectively, that are contained within the July, 2002 final pit outline which was derived from the July, 2002 resource block model and adjusted for the pit topography at December 31, 2002.

The mineral reserves and resources were estimated using a copper price of $0.95/lb. and variable cut-off grades ranging from 0.20 SCu% to 0.38 SCu%. Proven reserves include broken stockpiles totalling 0.23 million tonnes averaging 0.78 TCu% (0.54 SCu%) and measured resources include broken stockpiles totalling 4.3 million tonnes averaging 0.48 TCu% (0.30 SCu%), with the remainder being in situ. Measured resources are defined by a minimum 22 drill hole composites (drill hole spacing at approximately 50 m). The indicated resources are defined by between 3 and 21 drill hole composites (drill hole spacing at approximately 50 m x 75 m to 100 m) and inferred resources, by 1 to 2 composites and drillholes spaced at over 100 m.

Additional low grade mineral reserves totalling 7.4 million tonnes grading 0.36 TCu% (0.27 SCu%) in the proven category are being stockpiled and will be available for leaching at the end of the projected minelife.

Resources that do not qualify as reserves do not have demonstrated economic viability.



Jose Cardenas and Neil Barr reviewing mine geology at the Quebrada Blanca Mine

QUEBRADA BLANCA PRIMARY COPPER DEPOSIT – CHILE

The large, primary, copper deposit, which underlies the supergene, heap leach deposit currently being mined at Quebrada Blanca, is a potentially important source of future copper production for Aur. This deposit, which currently has an inferred resource of 225 million tonnes at a grade of 0.50% Cu on the basis of the seven holes drilled to date, has the potential to have resources in excess of one billion tonnes. Exploration work to determine the ultimate size and grade of this copper deposit will be carried out in the future.

ANDACOLLO PRIMARY COPPER DEPOSIT – CHILE

The large, primary, copper-gold deposit, which underlies the supergene, heap leach copper deposit currently being mined at Andacollo, contains approximately 311 million tonnes of resources grading 0.46% Cu and 0.15 grams per tonne Au. Based upon a pre-feasibility study carried out by Aur in 1998, this deposit could be developed to produce approximately 165 million pounds of copper and 50,000 ounces of gold, in concentrates, annually over a 15 year minelife. Copper prices above $0.95 per pound and the completion of a bankable feasibility study will be required before a decision to develop this deposit for production can be considered.

BUSINESS DEVELOPMENT

Aur's objective in South America is to increase its metal production and profitability. This will be accomplished by carrying out a strategic business development program comprised of exploration work to discover new mineral deposits for development into mines, and the acquisition of producing mines or deposits at the development stage. Copper and copper-gold deposits are the highest priority targets for business development and Chile, given its highly prospective geology, established mining infrastructure and political stability, is the preferred geographic location. Opportunities in metals such as zinc, nickel and gold and geographic diversification into Peru, and possibly Argentina and Brazil, will be evaluated on a reactive basis in 2003 and where highly attractive on a risk-reward basis, will be pursued.

In 2003, a budget of $2.0 million has been established for Aur's business development activities in South America of which $1.7 million has been allocated to exploration projects and the balance to the evaluation of acquisition opportunities.

EXPLORATION

The proactive focus of Aur's exploration efforts in South America is the search for bulk-mineable copper and copper-gold deposits with other base metals and gold being considered on a reactive basis. Northern Chile is the largest copper producing area in the world and Aur's exploration activities are concentrated in this region.

In 2002, exploration work was carried out on four properties at a cost of $1.8 million. No new discoveries of economic significance were made; however, copper mineralization which warrants further evaluation was encountered in drilling on the Candelaria/Chañacillo project and in prospecting carried out on several new targets.

The $1.7 million exploration budget for 2003 provides for follow-up drilling on the Candelaria/Chañacillo project, reconnaissance work on two programs with heap leach and primary copper potential and the evaluation of new exploration properties for acquisition. The exploration team of four geologists is dedicated to discovering new deposits which can be developed into mines for Aur.

ACQUISITIONS

The South America Division has evaluated a number of producing mines and development stage projects which had the potential to be of interest to Aur as acquisitions over the past several years. The search for quality acquisitions will continue in 2003 in Chile, as well as Peru and possibly Argentina and Brazil, in an effort to increase Aur's production profile in South America in the near term.

AUR'S OBJECTIVE IN SOUTH AMERICA

IS TO INCREASE ITS METAL PRODUCTION

AND PROFITABILITY


Cathode coppe[illegible] labelled for shipment from the Quebrada Blanc[illegible]

NORTH & CENTRAL AMERICA DIVISION



Jocelyn Deschênes, Guy Belleau and Denis Fleury discussing mine planning underground at the Louvicourt Mine

LOUVICOURT'S 2002 MINESITE CASH OPERATING COSTS OF $26.25 PER TONNE OF ORE MILLED WERE AMONG THE LOWEST IN THE INDUSTRY FOR UNDERGROUND MINES



Ed Stuart, President, North & Central America Division

MINES AND DEVELOPMENT STAGE PROJECTS

LOUVICOURT MINE – VAL D'OR, QUEBEC

The Louvicourt Mine had another year of solid operating performance in 2002 and, despite continued low metal prices throughout the year, Aur's 30% share of operating cash flow was $7.2 million.

Metal production in 2002 was 99 million pounds of copper, 44 million pounds of zinc, 746,000 ounces of silver and 27,800 ounces of gold. A total of 156,765 tonnes of copper concentrates grading 28.7% Cu and 35,736 tonnes of zinc concentrates grading 56.0% Zn were produced from the mining and milling of 1.5 million tonnes of ore at an average grade of 3.1% Cu, 1.6% Zn, 24.0 grams per tonne Ag and 0.83 grams per tonne Au.

Louvicourt's 2002 minesite cash operating costs of $26.25 per tonne of ore milled were among the lowest in the industry for underground mines despite the somewhat lower production rate and the ongoing challenges related to an aging mine. These low costs, together with favourable terms for smelting and refining in 2002, resulted in cash operating costs, net of by-product zinc, silver and gold credits, of $0.46 per pound of copper sold. There were no capital expenditures at Louvicourt in 2002 as all major development work required to mine the balance of the reserves had been previously completed.

Safety and protection of the environment are priorities for Aur and, in 2002, Louvicourt maintained its good safety record and continued to operate in full environmental compliance. Louvicourt's closure plan, initially approved in 1996, was updated in 2002 and the updated plan has received preliminary approval from the Quebec Ministry of Natural Resources.

Efforts to extend the minelife at Louvicourt continued in 2002. Exploration work, consisting principally of a two-hole underground diamond drilling program to test new geophysical anomalies on the Louvicourt property, did not result in the discovery of mineralization of economic significance. While it is unlikely that additional exploration will be done in the immediate vicinity of Louvicourt before its anticipated closure in 2005, Aur will continue to explore its landholdings surrounding the Louvicourt property and, should a new discovery be made, the Louvicourt surface infrastructure may continue to be utilized.

In 2003, Louvicourt is scheduled to produce 83 million pounds of copper, 37 million pounds of zinc, 632,000 ounces of silver and 19,400 ounces of gold from the mining and milling of 1.2 million tonnes of ore at an average grade of 3.2% Cu, 1.7% Zn, 24.4 grams per tonne Ag and 0.73 grams per tonne Au. Minesite operating cash costs are expected to be $30.67 per tonne of ore milled and cash operating costs, net of by-product credits, are forecast at $0.49 per pound of copper sold.

Mill throughput is scheduled to be at a rate of 3,800 tonnes per day until June 2003, at which time it will be reduced to 3,000 tonnes per day in accordance with the existing mine operating plan. The reserves in the current mine plan will allow production to continue until approximately mid-2005, at which time it is expected that the mine will be closed. At the 2003 budgeted copper price of $0.80 per pound, Aur's 30% share of Louvicourt's revenue and operating cash flow will be approximately $27.2 million and $7.2 million respectively.

The Louvicourt Mine will continue to be an important asset for Aur and its partners Novicourt Inc. (45%) and Teck Cominco Limited (25%) in 2003. Aur, as operator, is committed to ensuring its efficient, reliable and profitable operation for the balance of its minelife.

Louvicourt minesite



LOUVICOURT MINE STATISTICS (100%)

	1998	1999	2000	2001	**2002**	2003 Budget
Operations						
Tonnes milled	1,601,431	1,612,475	1,586,045	1,570,820	**1,485,052**	1,215,800
Tonnes per day	4,387	4,418	4,345	4,304	**4,069**	3,331
Copper grade (%)	3.6	4.2	3.3	3.4	**3.1**	3.2
Zinc grade (%)	1.4	1.4	1.4	1.4	**1.6**	1.7
Silver grade (g/t)	25.1	28.5	24.7	25.2	**24.0**	24.4
Gold grade (g/t)	0.84	1.01	0.85	0.91	**0.83**	0.73
Copper recovery (%)	96.9	96.9	96.8	96.9	**96.8**	96.5
Zinc recovery (%)	80.4	77.9	81.4	82.3	**83.8**	82.1
Silver recovery (%)	68.8	72.2	72.2	69.5	**65.0**	66.2
Gold recovery (%)	72.6	72.2	69.2	72.2	**70.5**	68.6
Production						
Copper concentrate (tonnes)	195,842	228,274	179,478	183,857	**156,765**	132,221
Zinc concentrate (tonnes)	33,215	30,417	32,805	32,232	**35,736**	30,010
Copper production (million lbs.)	123	143	112	114	**99**	83
Zinc production (million lbs.)	41	37	40	39	**44**	37
Silver production (oz.)	890,000	1,068,000	870,000	884,000	**746,000**	632,000
Gold production (oz.)	31,600	37,700	31,000	33,300	**27,800**	19,400
Costs						
Production cost per pound of copper sold *†	$ 0.49	$ 0.41	$ 0.42	$ 0.45	**$ 0.46**	$ 0.49
Minesite operating cost per tonne of ore milled†	$ 24.72	$ 24.30	$ 24.95	$ 25.99	**$ 26.25**	$ 30.67
Capital expenditures (millions)	$ 3.3	$ 2.5	$ 2.0	$ 1.2	**$ 0.0**	$ 0.0

* Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing and is net of by-product credits.

† [illegible] a 30% share.

MINERAL RESERVES AND RESOURCES (100%)

at December 31, 2002

Mineral Reserves

	(000's t)	Cu (%)	Zn (%)	Ag (g/t)	Au (g/t)
Proven	2,600	3.00	1.87	25.2	0.81
Probable	29	0.14	7.15	38.6	0.82
Total	**2,629**	**2.97**	**1.93**	**25.4**	**0.81**

Mineral Resources (including Reserves)

	(000's t)	Cu (%)	Zn (%)	Ag (g/t)	Au (g/t)
Measured	3,057	2.96	1.95	25.4	0.83
Indicated	86	1.05	4.21	32.4	0.84
Total	**3,143**	**2.91**	**2.01**	**25.6**	**0.83**
Inferred	27	1.43	3.26	30.2	0.82

Notes:

"000's t" means thousands of tonnes; "g/t" means grams per tonne; "Cu" means copper, "Zn" means zinc, "Ag" means silver; "Au" means gold.

The Louvicourt reserve and resource estimates have been prepared and classified in accordance with the standards established under NI 43-101. The qualified persons responsible for direct supervision of the estimates are Bernard Salmon, Eng., Chief Geologist, Louvicourt Mine, as to the resource estimate and Denis Fleury, Eng., Chief Engineer, Louvicourt Mine, as to the reserve estimate. The proven and probable reserves represent those parts of the measured and indicated resources, respectively, that are economically viable after allowing for waste rock dilution, for extraction losses and for historic mine-mill grade adjustment factors.

The reserve calculations incorporate a copper price of $0.85/lb., a zinc price of $0.40/lb., a silver price of $5.00/oz., a gold price of $300/oz., an exchange rate of $1.00=CDN$1.51 ($1.00=CDN$1.54 for material scheduled to be mined in 2003) and a net smelter return cut-off of CDN$38.00 per tonne.

The resources are stated at a 2% copper equivalent ("CuEq") cut-off grade. The CuEq grades applied to by-product metals are: 0.2% CuEq for 1% Zn, 0.01% CuEq for 1 g/t Ag and 0.5% CuEq for 1 g/t Au. The resource classification is based on block model sample density measured by the number of sample points within a 35 metre spherical radius of a block centre. Measured, indicated and inferred resources are composed of blocks with sample densities of 40 or more samples, 20-39 samples and 1-19 samples, respectively.

Resources that do not qualify as reserves do not have demonstrated economic viability.

THE DUCK POND PROPERTY

HOSTS A LOUVICOURT-TYPE

MASSIVE SULPHIDE DEPOSIT


Current/Past Producer
0
100
kilometres
N
St. Anthony
Rambler (Cu, Au)
Nugget Pond (Au)
Hammerdown (Au)
Grand Falls-Windsor
Gander
Beaver Brook (Sb)
Buchans (Zn, Pb)
Corner Brook
Stephenville
Duck Pond
Channel-Port-aux-Basques
St. John's
Hope Brook Mine (Au)
Marystown

DUCK POND – CENTRAL NEWFOUNDLAND

In March 2002, Aur purchased the right to earn a 100% interest in the Duck Pond property located in central Newfoundland, Canada. This property hosts the Duck Pond deposit, a Louvicourt-type, massive sulphide deposit containing reserves of 5.5 million tonnes at an average grade of 3.3% Cu, 5.8% Zn, 58 grams per tonne Ag and 0.8 grams per tonne Au. Based on results of a feasibility study completed by AMEC in 2001, Duck Pond, when developed, is expected to produce approximately 35 million pounds of copper, 62 million pounds of zinc, 600,000 ounces of silver and 3,600 ounces of gold, in concentrates, annually for 10.2 years. Cash operating costs are expected to be approximately $0.32 per pound of copper sold, net of by-product credits. Capital costs, prior to the commencement of production in 2005, are estimated at $53 million.

In 2002, Aur worked on optimization of the feasibility study, environmental permitting for the project and initiated an evaluation of the exploration potential for the discovery of new deposits on the property. All environmental releases required for construction and operation of the Duck Pond Mine have been obtained from the Province of Newfoundland and Labrador. One additional release, expected to be received in the first half of 2003, is required from the Federal Department of Fisheries and Oceans.

Aur expects to make a decision to proceed with the construction of the Duck Pond Mine by mid-2003. In this event, detailed engineering, a limited amount of site construction and the preparation for major construction, beginning by early 2004 will be carried out in 2003 at a cost of approximately $4.0 million. Production at Duck Pond could then be expected to commence in early 2005, maintaining Aur's Canadian metal production following the closure of the Louvicourt Mine.

CERRO COLORADO – PANAMA

The Cerro Colorado copper deposit is one of the largest undeveloped copper deposits in the world with resources, estimated by the previous owners, of 1.75 billion tonnes at an average grade of 0.64% copper. Based on the results of a feasibility study carried out by Kvaerner in 1998, this deposit could be economically developed into a large scale, open-pit operation at copper prices in excess of $1.10 per pound. Aur's preliminary evaluation of this deposit indicates that there is potential to define a significant tonnage of higher grade resources within the area which contains the current resources. In order to assess this potential, an underground drilling program must be carried out at a cost, including updating the feasibility study, of approximately $10 million. Aur expects to evaluate and develop this deposit, if and when appropriate to do so, with one or more industry partners.

Aur's wholly-owned subsidiary, Panacobre Inc., has the right to earn from the Government of Panama a controlling interest in the Cerro Colorado property by making a production decision for the deposit by March 15, 2003. At current copper prices, a production decision cannot be justified and discussions with the Government regarding an extension of time to make that decision are in progress.

Exploration drilling in the Val d'Or area



BUSINESS DEVELOPMENT

A systematic, long-term business development program is an important part of Aur's growth strategy. The objective of the North & Central America Division's business development program is the discovery of, through exploration, and/or the acquisition of, low-cost, bulk-mineable copper and/or copper-dominant, poly-metallic base metal deposits. To meet Aur's criteria, new deposits must be capable of supporting production equivalent to at least 75 million pounds of copper or equivalent annually over a minelife of at least 10 years and provide a return on invested capital of at least 15%.

Aur's business development team, operating from offices located in Val d'Or, Flin Flon and Toronto, is focussed on the exploration of Aur's existing properties and on the search for new exploration and acquisition opportunities in North & Central America. These efforts are designed to contribute to Aur's growth in the years ahead.

EXPLORATION

Aur's North & Central America Division has a portfolio of approximately 90 mineral exploration properties located principally in central and eastern Canada. These properties range from those on which resources have been established to those at an early exploration stage.

In 2002, exploration work was carried out on 18 Aur properties in the Val d'Or area of Quebec, the Flin Flon-Snow Lake area of Manitoba and on the Duck Pond property in central Newfoundland. Exploration expenditures were $2.9 million, of which Aur's share was $2.2 million, the balance being provided by joint venture partners and government grants. Approximately 54% of these expenditures were incurred to conduct 16,500 metres of diamond drilling on seven properties. While no new economic deposits were discovered in 2002, a number of these properties continue to be promising and are being further explored in 2003.

The exploration budget for North & Central America in 2003 is $1.7 million. The largest component of this is an 11,500 metre diamond drilling program designed to discover new base metal deposits in the Val d'Or area close to Aur's Louvicourt Mine infrastructure. In addition, smaller exploration programs will be carried out in the Flin Flon area and on the Duck Pond property. A generative program, designed to identify new exploration projects, will also be active in 2003, with a particular focus on Mexico and Central America. Joint venture partners will be sought to increase the exploration effort in 2003, particularly on Aur's existing gold properties in the Val d'Or area and on its large land-holdings in Manitoba and Saskatchewan.

ACQUISITIONS

Aur's acquisitions program is designed to identify, evaluate, and negotiate the acquisition of development stage projects and producing mining assets in North & Central America.

The highlight of Aur's 2002 program was the completion of the acquisition of the Duck Pond deposit in March. While a number of additional opportunities were also considered during the year, most of this program's resources were reallocated to the ongoing evaluation of the Duck Pond property itself.

The 2003 acquisitions program, budgeted at $0.2 million, will continue the search for, and evaluation of, advanced-stage acquisition opportunities. The geographic focus of this program will be in areas of North and Central America considered to be geologically and politically favourable, including Canada, the south-western United States, Mexico and several Central American countries.



Rock breaker underground at the Louvicourt Mine

COPPER

Copper has the unique properties of high electrical conductivity, high resistance to corrosion and excellent malleability and ductility which have made it an important metal in the global economy.

Applications

Copper is a key material used in the building construction, electrical energy, transportation, telecommunications and industrial machinery businesses. Electrical applications account for approximately 65% of all end-usage of copper which includes building wiring, power transmission lines and telecommunication equipment. Copper is also an important metal in non-electrical applications such as plumbing, roofing and, when alloyed with zinc to form brass, in many industrial and consumer applications. In total, the building and construction industry accounts for approximately 40% of worldwide copper usage. Wire and cable products comprise as much as 75% of copper usage principally as energy cable, building wire and magnet wire.

Copper Demand

The principal factors which create demand for copper are global economic development using traditional copper-consuming products and the increase in usage for new products together with increasing intensity of use in traditional products.

Economic growth in developed countries will continue to result in increased copper demand related to population growth and industrial expansion. The greatest overall demand increases are, however, expected to come from economic growth in developing nations, in particular, in China and other Asian countries where major infrastructural development is taking place. Many developing countries, such as China and India, have large populations where access to electrical power and a general improvement in standards of living will result in large demand for housing and related products which utilize copper such as plumbing supplies, electrical appliances, telecommunication devices, air conditioners and automobiles. Annual copper consumption per capita in developing nations is very low by comparison to developed nations and, given their very large populations, a modest increase in per capita consumption will result in a large increase in the demand for copper in future years. Copper consumption is expected to increase about 4% annually over the next few years from approximately 15 million tonnes in 2003.

Copper Consumption by End-Use


Consumer and general products 10%
Transportation equipment 12%
Industrial machinery and equipment 11%
Building construction 40%
Electrical and electronic products 27%

Copper End-Products and Applications


Tube, sheet, rod 22%
Other 3%
Wire and cable 75%

World Copper Production Breakdown


China 4%
Former Soviet Union 8%
Oceania 16%
Other 7%
Africa 4%
Europe 6%
North America 15%
South America 40%

Source: CRU

COPPER CONSUMPTION IS EXPECTED TO EXCEED PRODUCTION IN 2003

Copper Consumption per Capita



Consumption (lb. per capita)
25
20
15
10
5
0
India
China
Brazil
Argentina
Turkey
Spain
Sweden
USA
Germany

Copper Supply

Global mine production is the principal source of world copper supply, with the recycling of copper scrap accounting for 11-13% of supply. Approximately 70% of world mine production comes from South America, North America and Oceania.

Relatively high copper prices in the first half of the 1990's, together with the commercialization of lower cost processing technologies, resulted in the development of a significant number of large, new copper mines which increased the supply of copper beginning in the late 1990's. Lower copper prices, the reduction in new development projects and producer discipline are expected to reduce the surplus of supply over consumption experienced in 2001 and 2002 to a deficit beginning in 2003. Global copper production is expected to increase approximately 3% annually over the next few years from 15.1 million tonnes in 2002.

Copper Price

The copper price has historically been volatile and cyclical, reflecting both economic conditions and expectations with respect to future supply and demand. During the 1980's and the 1990's, the copper price averaged over $1.00 per pound within a range of $0.60-$1.60. Copper has been in the lower portion of its normal cycle since 1997 when significant new mine capacity began to come on stream. The reduction in new mine development, together with increasing demand being experienced today, particularly in Asia, is expected to result in rising copper prices over the next few years, in line with the historical copper price cycles. The LME copper price averaged $0.71 per pound in 2002. Consensus opinions of experts in the copper business indicate that copper prices will rise to the $0.90-$0.95 per pound range over the next two years.

Weekly Copper Exchange Stocks and Monthly Cash LME Price



Inventories
('000 Tonnes)
Price
U.S. ¢/lb.
1400
1200
1000
800
600
400
200
0
155
140
125
110
95
80
65
50
LME Spot Price
LME Stocks
Comex Stocks
Jan 91
Jul 91
Jan 92
Aug 92
Mar 93
Sep 93
Apr 94
Oct 94
May 95
Nov 95
May 96
Dec 96
Jun 97
Dec 97
July 98
Jan 99
Aug 99
Feb 00
Sep 00
Mar 01
Oct 01
Apr 02
Nov 02
Dec 02

(expressed in thousands of United States dollars except where otherwise noted)

FINANCIAL RESULTS

OVERVIEW

Revenue in 2002 was $195.6 million and cash flow from operating activities was $57.1 million, compared to $215.8 million and $79.4 million, respectively, in 2001. Expenses in 2002 totalled $185.6 million and net earnings were $10.1 million, equal to $0.10 (CDN$0.15) per share. Expenses in 2001 totalled $194.4 million and net earnings were $21.4 million, equal to $0.22 (CDN$0.35) per share.

The following table presents a summary of Aur's Consolidated Statements of Operations by source.

Summary of Consolidated Statements of Operations

	2002	2001
	$	$
Mine operating earnings [1]		
Louvicourt	**8,020**	7,842
Andacollo	**10,927**	10,907
Quebrada Blanca	**39,885**	45,447
	58,832	64,196
Hedging	**13,011**	23,726
Depreciation and amortization	**(41,227)**	(40,961)
Mine closure and site restoration	**(2,361)**	(1,616)
Minority interests	**(1,076)**	(1,731)
Net operating earnings	**27,179**	43,614
Exploration	**(3,977)**	(3,983)
Administration	**(5,017)**	(5,057)
Bank loan interest	**(5,606)**	(11,232)
Taxes and other	**(2,521)**	(1,916)
Net earnings	**10,058**	21,426
Basic earnings $ per share	**0.10**	0.22

(1) Mine operating earnings equals mining operating revenues less mining operating expenses.

The following table identifies the differences in net earnings between the years ended December 31, 2002 and 2001.



Ron Gagel, Vice-President and Chief Financial Officer (left), with Ed Guimaraes, Controller

Increase (decrease) in 2002 Net Earnings Compared to 2001

	$
Revenues	
8.9 million fewer pounds of copper sold	(6,462)
1.2¢ per pound lower copper prices	(3,102)
48 million fewer pounds of copper hedged	(5,882)
4.0¢ per pound lower copper hedge price	(4,833)
Higher by-product credits	53
	(20,226)
Expenses	
8.9 million fewer pounds of copper sold	4,590
Mining costs per pound of copper sold	(443)
Lower exploration	6
Lower administration	40
Higher depreciation and amortization	(266)
Higher mine closure and site restoration	(745)
Lower bank loan interest	5,626
Lower taxes and other	50
	8,858
	(11,368)

MINING

Ownership interests

Aur owns interests in the Louvicourt Mine in Quebec, Canada and in the Andacollo and Quebrada Blanca mines in Chile.

Aur is the operator and holds a 30% interest in the Louvicourt Mine. Aur's Consolidated Financial Statements reflect 30% of the assets, liabilities, revenues, expenses and cash flow of the Louvicourt Mine joint venture.

Aur owns 63% of the issued capital of Compañía Minera Carmen de Andacollo ("CDA"), the private Chilean corporation that owns the Andacollo Mine. Aur's Consolidated Financial Statements reflect 100% of the assets, liabilities, revenues, expenses and cash flow of the Andacollo Mine, with the non-Aur portion being reflected as minority and/or net profits interests. Aur has preferential rights to certain cash flow from CDA and, beginning in 2003, will receive 100% of the next $8.3 million, 70% of the subsequent $40.8 million and 63% of the operating cash flow thereafter.

Aur owns 76.5% of the issued capital of Compañía Minera Quebrada Blanca S.A. ("CMQB"), the private Chilean corporation that owns the Quebrada Blanca Mine. Aur's Consolidated Financial Statements reflect 100% of the assets, liabilities, revenues, expenses and cash flow of the Quebrada Blanca Mine, with the non-Aur portion being reflected as minority and/or net profits interests. Aur has preferential rights to certain cash flow from CMQB and will receive, beginning in 2003, 100% of the next $95.6 million, 90% of the subsequent $80 million and 76.5% of the operating cash flow thereafter.

Copper Sales[1]

(millions of pounds)



250
200
150
100
50
0
Louvicourt
Andacollo
Quebrada Blanca
34.3
80.3
83.3
91.5
99.3
249.7
240.8
241.0
1996
1997
1998
1999
2000
2001
2002
2003
budget

(1) Production and sales figures may differ due to changes in cathode copper inventory levels.

Metal production and sales

Aur's metal production from the Louvicourt, Andacollo and Quebrada Blanca mines in 2002 was 241.2 million pounds of copper, compared to 245.2 million pounds of copper in 2001, together with significant by-product zinc, silver and gold in both years. Copper sales of 240.8 million pounds were 8.9 million pounds less than in 2001 as a result of lower production in 2002 and the sale in 2001 of 4.6 million pounds of cathode copper from inventory held at the end of 2000.

Metal Production[1]

Mine and beneficial interest	2001	**2002**	*2003 Budget*
Louvicourt (30%)			
Copper (million lbs.)	34.3	**29.7**	25.0
Zinc (million lbs.)	11.8	**13.2**	11.2
Silver (thousand oz.)	265.3	**223.7**	189.5
Gold (thousand oz.)	10.0	**8.3**	5.8
Andacollo (70%)			
Copper (million lbs.)	46.5	**48.7**	46.3
Quebrada Blanca (90%)			
Copper (million lbs.)	164.4	**162.8**	169.7
Total copper (million lbs.)	245.2	**241.2**	241.0

(1) All production figures are shown on a 100% basis with the exception of Louvicourt which represents Aur's 30% joint venture interest.

Operating revenues

The Louvicourt, Andacollo and Quebrada Blanca mines generated $182.6 million of mining revenues for Aur in 2002, compared to $192.1 million in 2001. Operating revenues of $195.6 million were $20.2 million lower in 2002 due to lower copper sales, prices and hedging revenues and were $16.7 million below budget, primarily due to lower copper sales and to the LME average price per pound of copper being $0.71, compared to the $0.75 LME budgeted price, and to lower sales volume.

Revenue from the forward sale of 106 million pounds of copper at $0.83 per pound was $13.0 million and assisted Aur in realizing an average of $0.78 per pound of copper sold in 2002. In 2001, revenue from the forward sale of 154 million pounds of copper at $0.87 per pound was $23.7 million. Quarterly copper production and sales variances, premiums to LME pricing on cathode copper sales and the timing of payment terms impact Aur's annual copper revenues. Copper sales accounted for approximately 96% of Aur's metal revenues in 2002 and is expected to be similar in 2003.

Realized Average Commodity Prices and Foreign Exchange Rates

	2001	**2002**	*2003 Budget*
Copper ($/lb.)[1]	0.83	**0.78**	0.82
LME average copper ($/lb.)	0.72	**0.71**	0.80
Zinc ($/lb.)	0.39	**0.35**	0.40
Silver ($/oz.)	4.34	**4.61**	5.00
Gold ($/oz.)	273.00	**318.00**	300.00
CDN$/$	1.5489	**1.5703**	1.5100
Chilean peso/$	637	**689**	700

(1) Includes premiums to LME pricing on cathode copper sales and the revenue from the forward sale of copper.

Mining expenses

Minesite cash operating costs were $123.8 million in 2002, compared to $127.9 million in 2001 and $133.9 million budgeted in 2002. The lower costs in 2002 compared to 2001 were due to fewer pounds of copper sold in 2002, while lower by-product credits, lower operating costs and fewer pounds sold contributed to the lower 2002 costs compared to budget. Aur's mining operations continue to be low cost producers with the cash operating cost, net of by-product credits, averaging $0.48 per pound of copper sold in 2002. The comparative figures for the cash operating cost per pound of copper sold have been restated to exclude the non-cash provision for mine closure and site restoration costs, which was approximately $0.01 per pound of copper sold.

The smelting and refining charges for Louvicourt's concentrates are negotiated annually and are generally related to world terms for concentrates of similar quality and quantity. Sales of zinc, silver and gold from Louvicourt are included in revenues; however, for purposes of calculating the cash operating cost per pound of copper sold, the revenues from zinc, silver and gold are treated as by-product credits.

Cash Operating Cost per Pound of Copper[1]


Louvicourt
Andacollo
Quebrada Blanca
Average
0.75
0.50
0.25
0.00
1996
1997
1998
1999
2000
2001
2002
2003
budget

(1) Includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing and is net of by-product credits, where applicable.

Calculation of Cash Operating Cost Per Pound of Copper Sold

	2001		**2002**	
	$	¢/lb	**$**	**¢/lb**
Mining expenses	127,926	0.51	**123,779**	**0.51**
By-products credits				
Zinc	(4,459)	(0.02)	**(4,686)**	**(0.02)**
Silver	(2,721)	(0.01)	**(2,650)**	**(0.01)**
Gold	(1,135)	(0.00)	**(1,031)**	**(0.00)**
Cash operating costs	119,611	0.48	**115,412**	**0.48**
Copper sold (000's lbs.)	249,737		**240,807**	

Summary by mine

Louvicourt

The Louvicourt Mine produced 99.1 million pounds of copper and 44.1 million pounds of zinc from 1,485,052 tonnes of ore milled during 2002. Mill throughput and copper production were 85,768 tonnes and 15.1 million pounds lower, respectively, and zinc production was 4.7 million pounds higher than in 2001. Copper and zinc production in 2002 were 2.0 million pounds higher and 8.8 million pounds lower, respectively, than budgeted due to changes in the head grades resulting from mine sequencing changes and lower tonnages milled.

Aur's share of Louvicourt's revenues was $29.9 million in 2002, compared to $31.7 million in 2001. The lower revenue was principally due to lower sales volume. Cash operating costs, net of by-product credits, in 2002 were $0.03 lower than budgeted at $0.46 per pound of copper sold, principally due to lower than budgeted smelting and refining costs, but were $0.01 per pound higher than in 2001.

Andacollo

The Andacollo Mine produced a record 48.7 million pounds of LME Grade A cathode copper during 2002. A total of 16.6 million tonnes of rock, of which 3.8 million tonnes was ore, was mined at a strip ratio of 3.3:1. Andacollo produced 46.5 million pounds of copper in 2001. A total of 16.4 million tonnes of rock, of which 3.7 million tonnes was ore, was mined at a strip ratio of 3.4:1 in 2001.

Andacollo's revenues of $35.0 million in 2002 were essentially the same as in 2001. Cash operating costs were $24.1 million or $0.50 per pound of copper sold compared to $0.52 per pound in 2001. Cash operating costs were $0.04 per pound lower than budgeted as a result of operating cost efficiencies in all areas of the mine.

Quebrada Blanca

The Quebrada Blanca Mine produced 162.8 million pounds of copper in 2002, 10.1 million pounds less than budgeted due to low leaching rates of a temporary nature in January and unusually harsh winter conditions experienced in July and August. A total of 30.8 million tonnes of rock, of which 10.6 million tonnes was ore, was mined at a strip ratio of 1.9:1 in 2002. Copper quality was 100% LME Grade A compared to 94% in 2001 and 74% in 2000. A total of 30.5 million tonnes of rock, of which 12.6 million tonnes was ore, was mined at a strip ratio of 1.4:1 in 2001.

Quebrada Blanca's revenues were $117.7 million in 2002, approximately $13.7 million below budget due to lower copper prices and production. Revenues were $125.2 million in 2001. Cash operating costs were $77.8 million or $0.48 per pound of copper sold, as budgeted, compared to $79.7 million in 2001.

OTHER REVENUES AND EXPENSES

Exploration

Exploration expenses in 2002 were as budgeted and the same as in 2001 at $4.0 million.

Administration

Administrative expenses were as budgeted at $5.0 million for the year, compared to $5.1 million in 2001.

Depreciation and amortization

Depreciation and amortization expenses were essentially as budgeted at $41.2 million in 2002, compared to $41.0 million in 2001.

Mine closure and site restoration

Non-cash mine closure and site restoration costs were $2.3 million in 2002, compared to $1.6 million in 2001. The increase in 2002 resulted from a change in the estimate for site restoration costs to be incurred at the Quebrada Blanca Mine subsequent to its projected closure in 2013, based upon reserves in the current mine plan.

Bank loan interest

Interest expense on Aur's bank loan, borrowed to partially finance the Quebrada Blanca acquisition in November 2000, was $5.6 million in 2002, compared to $11.2 million in 2001. The lower interest expense resulted from reductions in the bank loan principal balance outstanding and declining interest rates throughout the year, as the 90 day London Interbank Offering Rate ("LIBOR") declined from 2.0% at the end of 2001 to under 1.4% at the end of 2002.

Other

Other net expenses totalled $0.9 million in 2002, compared to other net revenues of $0.4 in 2001. The significant components of other net expenses and revenues are discussed below.

Interest and other income

Interest and other income totalled $2.1 million in 2002, compared to $3.3 million in 2001. Interest income in 2002 was $1.0 million, down $0.8 million from 2001, due to lower average interest rates. Management fees, earned by Aur as operator of the Louvicourt Mine and various exploration joint ventures, and other revenues were approximately the same as in 2001 at $1.1 million.

Interest and other financing costs

Interest and other financing costs totalled $1.6 million in 2002, compared to $1.2 million in 2001, and were primarily comprised of imputed interest on the liability portion of Aur's convertible debt and imputed interest on obligations on properties purchased.

Gain on sale of marketable securities

In 2002, certain miscellaneous share interests in junior exploration companies that had been fully written-off in 2000 were sold for a gain of $0.1 million. In 2001, Aur sold its interest in Cambior Inc. and certain junior exploration companies for a gain of $0.5 million.

Foreign exchange

The foreign exchange loss of $0.7 million in 2001 was primarily from the loss on foreign exchange contracts entered into in 2000 whereunder Aur received CDN$1.5 million in exchange for approximately $1.0 million in each month of 2001, at an exchange rate of $1.4820 for each dollar.

Income and resource taxes

Income and resource taxes totalled $1.7 million in 2002, compared to $2.3 million in 2001. Cash taxes in 2002 totalled $1.5 million, including $1.3 million of Quebec mining duties on Aur's share of operating profits from the Louvicourt Mine.

Minority interests

Minority interest expense represents Aur's partners' 30% and 10% respective share of Andacollo's and Quebrada Blanca's earnings, and totalled $1.1 million in 2002, compared to $1.7 million in 2001. Minority interest expense was $0.6 million lower than in 2001 as a result of lower net earnings at both mines.

FINANCIAL POSITION

Cash and other liquid resources

At December 31, 2002, Aur had cash resources of $57.9 million held in interest-bearing term deposits. Management considers a conservative investment strategy with respect to Aur's cash resources to be appropriate, particularly given the level of risk inherent in the mining business. Aur's cash balances decreased by $15.9 million during the year as the $35.4 million of bank loan principal repayments and the $31.5 million invested in capital assets, along with various other financing and investing activities, exceeded the $57.1 million of cash flow from operating activities. Aur had working capital at year-end of $64.0 million, a decrease of $17.5 million from 2001, primarily as a result of the decrease in cash balances.

Receivables at the end of 2002 were $1.8 million higher than last year at $13.7 million, primarily due to the account receivable from a Quebrada Blanca cathode copper sale prior to year end.

The carrying value of Aur's marketable securities at December 31, 2002 and 2001 was $nil as Aur had previously written-off all of these securities. The quoted market value of Aur's portfolio of shareholdings in junior mining companies, including 3.5 million shares of North American Tungsten Corporation Ltd. ("NAT"), at December 31, 2002 was $0.6 million.

Inventories and prepaid expenses decreased $0.9 million in 2002 to $55.8 million at year end. Mine supplies inventories were approximately the same as in 2001 at $9.3 million. The in-process copper inventory decreased $1.6 million, primarily as a result of lower costs of production at Andacollo. Direct mining, crushing and stacking costs are included in in-process inventory, with the average cost of the in-process inventory being transferred to finished goods inventory when cathode copper is produced and ultimately matched against revenues when the cathode copper is sold. A 0.8 million pound increase in cathode copper inventory from 2001 resulted in a $0.5 million increase in the inventory balance at December 31, 2002.

Accounts payable and accrued liabilities increased $2.6 million from 2001 to $27.2 million in 2002 in the normal course of business.

Aur's bank loan required scheduled and mandatory principal repayments. Mandatory prepayments were based upon semi-annual excess cash flows. The status of the bank loan balances since December 2000 are provided in the Bank Loan Repayments table. The bank loan was fully repaid on March 10, 2003 with the proceeds from sale of $125 million of the senior unsecured notes on that date.

Net Bank Debt to Net Bank Debt Plus Equity [1]


50%
25%
0%
43%
29%
23%
2000
2001
2002

(1) Net bank debt is the bank loan less cash balances; equity is shareholders' equity less the equity portion of convertible debt.

Bank Loan Repayments

	$
Balance at December 31, 2000	170,000
Scheduled repayment – June 30, 2001	(4,240)
Mandatory prepayment – August 15, 2001	(5,570)
Scheduled repayment – December 31, 2001	(4,240)
Balance at December 31, 2001	155,950
Mandatory prepayment – February 15, 2002	(9,281)
Scheduled repayment – June 30, 2002	(12,240)
Mandatory prepayment – August 15, 2002	(1,497)
Scheduled repayment – December 31, 2002	(12,400)
Balance at December 31, 2002	120,532
Less:	
Mandatory prepayment – February 14, 2003	(3,588)
Scheduled repayment – June 30, 2003	(14,400)
Scheduled repayment – December 31, 2003	(14,400)
Current portion	(32,388)
	88,144

Capital assets

Louvicourt

Aur's share of ongoing underground development work and other capital equipment costs at Louvicourt was $nil in 2002 compared with $0.4 million in 2001. The Louvicourt Mine has completed all major development work necessary to mine the remaining reserves in the current mine plan. The net book value of Aur's share of capital assets at Louvicourt totalled $5.6 million at December 31, 2002.

Andacollo

Capital expenditures at Andacollo were $1.8 million in 2002, primarily for major overhauls of mining trucks, compared with $2.9 million in 2001. The expenditures in 2001 included the purchase of a new excavator and the purchase and installation of new leach solution pumps as well as major overhauls of mining trucks. The net book value of capital assets at Andacollo totalled $47.4 million at December 31, 2002.

Quebrada Blanca

Capital expenditures, primarily on the dump leach and power grid connection projects, at Quebrada Blanca were $25.2 million in 2002, compared with $9.8 million in 2001. These projects were completed by year end, as scheduled, and processing of dump leach ore was initiated in January 2003. Five of the eight new 185 tonne haulage trucks required to replace the existing fleet were acquired in late 2002 under capital leases totalling $7.6 million. The net book value of capital assets at Quebrada Blanca totalled $259.3 million at December 31, 2002.

Mineral properties

A review of Aur's mining operations confirmed that no write-down of the carrying value of these assets was appropriate as their mineral reserves remain essentially unaffected by current low metal prices. The $4.5 million recorded for corporate development costs at December 31, 2002 includes the acquisition cost and subsequent expenditures accumulated on the Duck Pond property.

Shareholders' equity

At Aur's annual and special meeting held on April 25, 2002, shareholders approved an amendment to Aur's articles to convert the 2.0 million Class B shares into 1.3 million common shares. Common shares now constitute the only class of issued shares of Aur.

In 2002, 398,000 common shares were issued to employees upon their exercising stock options for total cash proceeds to Aur of $0.6 million. Aur uses the intrinsic method of accounting for stock based compensation. Had stock based compensation for options granted since January 1, 2002 under Aur's employee stock option plan been determined on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock based compensation, the expense in 2002 would have totalled $0.1 million.

At Aur's annual and special meeting held on April 26, 2001, shareholders approved a resolution to eliminate Aur's December 31, 2000 deficit of $17.9 million at that time. Accordingly, the contributed surplus of $2.8 million was eliminated and the balance of $15.1 million was charged to share capital.

STRATEGIC OBJECTIVES

Aur's strategic objective, as established by the Board of Directors, is to continue to expand its activities in the mining business, increase its profitability and enhance shareholder value on a long-term basis. This will be accomplished by continuing to efficiently operate Aur's existing low-cost mines, discovering through exploration activities new mineral deposits which can be developed for production and by investing capital to acquire operating mines and/or advanced development stage projects.

Copper is the principal commodity produced by Aur and is expected to remain the highest priority metal in Aur's growth strategy. Assets with other base metals and precious metals together with copper are also of interest. Aur is, however, in the mining business and will, principally on a reactive basis, consider investments in other base and precious metals which meet its minimum investment criteria. Property acquisitions and/or development investments will generally be required to have a minimum minelife of 10 years and result in a minimum increase in annual production of 30% of Aur's current production levels to be of interest. While Aur's geographic focus is currently on the Americas, the acquisition of assets in other politically and economically acceptable jurisdictions could be made should opportunities that meet the investment criteria become available.

Aur's cash operating costs are expected to be on average in the lowest 50% of global mine operating costs. Maintaining low cost production will continue to be a high priority, as this will allow Aur to remain profitable in times of low metal prices and provide the greatest financial returns when metal prices are higher.

Aur has, and will continue to, manage its business activities in a prudent manner. New capital investment decisions will only be made where cash flow from operations can, on a conservative basis, be expected to provide a minimum 15% return on the invested capital. Debt and equity financing will be undertaken with a view to minimizing financial risk and maximizing shareholder value over the life of any new capital investment to be made. In this manner, Aur will build long-term value for shareholders and not be exposed to situations which could place shareholders' equity at material risk.

Aur is fully committed to conducting its business in accordance with the highest environmental standards. As a member of the Mining Association of Canada ("MAC"), Aur has committed to meet or exceed MAC's standards in whatever geographic jurisdictions it operates. Safety in the workplace is Aur's highest priority and the current programs on safety training and continuous improvement will be maintained at all times.

Mining is a cyclical, long-term business. Aur has significant expertise in the business, an experienced and capable workforce, and intends to use these strengths to expand its metal production, increase profitability and enhance shareholder value in the years ahead.

OUTLOOK

Overview

Aur's 2003 budget incorporated metal prices of $0.80 per pound of copper, $0.40 per pound of zinc, $300 per ounce of gold and $5.00 per ounce of silver. Foreign exchange rates were budgeted at 1.51 Canadian dollars per US dollar and 700 Chilean pesos per US dollar.

Net earnings and operating cash flow were originally budgeted at $10.7 million and $60 million, respectively. As a consequence of issuing $125 million of senior unsecured notes and the repayment of the balance of Aur's bank loan on March 10, 2003, budgeted net earnings and operating cash flow for 2003 are now expected to be $4.3 million and $58 million, respectively. The change with respect to the budget is due to a one-time, non-cash charge to earnings of $4.3 million in the first quarter of 2003 for the write-off of previously capitalized financing fees and costs associated with the original $170 million bank loan and an additional $2.1 million of interest expense related to the senior unsecured notes.

Mining

In 2003, Aur expects its share of production from the Louvicourt, Andacollo and Quebrada Blanca mines to total 241.0 million pounds of copper together with by-product zinc, silver and gold. Metal production and cash operating costs per pound of copper sold net of by-product credits, budgeted to average $0.49 per pound in 2003, can be expected to fluctuate quarter to quarter.

Louvicourt

Mineral reserves in the current mine plan for Louvicourt were calculated at December 31, 2002 to be 2.6 million tonnes at an average grade of 3.0% copper, 1.9% zinc, 25.0 grams per tonne silver and 0.81 grams per tonne gold. No material net additions or reductions to the reserves, other than those mined, were made during the year. The reserves are currently sufficient to sustain production for 2 to 2.5 years. It is unlikely that any additions to the existing reserves will be made that could materially impact the life of the mine.

In 2003, a total of 1.2 million tonnes of ore is scheduled to be processed through the Louvicourt mill at an average head grade of 3.2% copper, 1.7% zinc, 24.4 grams per tonne of silver and 0.73 grams per tonne of gold to produce 132,221 tonnes of copper concentrates (containing silver and gold) and 30,010 tonnes of zinc concentrates. The copper concentrates are processed at Noranda's Horne smelter in Rouyn, Quebec, and the zinc concentrates are processed at Noranda's CEZ smelter in Valleyfield, Quebec. Minesite operating costs in 2003, excluding depreciation and amortization, are estimated to be $30.67 (2002 – $26.25, 2001 – $25.99) per tonne of ore milled. Cash operating costs, net of by-product credits and including transportation, smelting and refining charges but excluding depreciation and amortization and mine closure and site restoration costs, are estimated to be $0.49 per pound of copper sold. Aur's 30% share of net earnings and operating cash flow from Louvicourt in 2003 are budgeted to be $2.1 million and $7.2 million, respectively. The settlement prices for Louvicourt's copper and zinc concentrates in 2003 will be the average LME cash settlement prices for the second month following receipt of the concentrates at the relevant smelter.

Andacollo

The mineral reserves at Andacollo were 19.5 million tonnes at a grade of 0.77% total copper at December 31, 2002. Approximately 1.6 million of the 3.8 million tonnes of ore mined in 2002 were replaced as a result of definition drilling and revisions to the mine plan. The reserves incorporated in the current mine plan envision mining operations continuing until 2009, and will vary from year to year with metal prices and as reserves are mined out or added as a result of definition drilling and exploration work.

In 2003, the Andacollo Mine is scheduled to produce 46.3 million pounds of LME Grade A cathode copper. A total of 3.6 million tonnes of ore at a grade of 0.83% copper is budgeted to be mined and stacked on the leach pads, with 12.9 million tonnes of waste also being mined, resulting in a strip ratio of 3.6 to 1. Cash operating costs, including transportation, marketing and direct administration costs but excluding depreciation and amortization and mine closure and site restoration costs, are budgeted to be $0.51 per pound of copper sold in 2003. Andacollo's contributions to Aur's net earnings and operating cash flow in 2003 are budgeted to be $3.3 million and $13.5 million, respectively. Approximately 75% of Andacollo's scheduled copper production in 2003 is committed to be sold to a metals trading entity at a premium to the average LME cash settlement price with the balance to be sold on a spot basis.

Quebrada Blanca

The mineral reserves at Quebrada Blanca were 144.7 million tonnes at a grade of 0.83% total copper at December 31, 2002. Approximately 14.3 million tonnes of ore was added to the reserves during 2002, exceeding the 10.6 million tonnes of reserves mined in the year. The reserves incorporated in the current mine plan envision mining operations continuing until 2013, and will vary from year to year with metal prices and as ore is mined out or added as a result of definition drilling and exploration work.

In 2003, the Quebrada Blanca Mine is scheduled to produce 169.7 million pounds of LME Grade A quality cathode copper. A total of 7.7 million tonnes of heap leach ore at a grade of 1.17% copper will be mined and stacked on the leach pads, 6.4 million tonnes of ore will be added to the dump leach and 21.3 million tonnes of waste will also be mined, resulting in a strip ratio of 1.5 to 1. Cash operating costs, including transportation, marketing and direct administration costs but excluding depreciation and amortization and mine closure and site restoration costs, are budgeted at $0.48 per pound of copper sold in 2003. Quebrada Blanca's contributions to Aur's net earnings and operating cash flow in 2003 are budgeted to be $18.6 million and $55.9 million, respectively. Approximately 75% of Quebrada Blanca's scheduled copper production in 2003 is committed to be sold to three metals trading entities at a premium to the average LME cash settlement price, with the balance to be sold on a spot basis.

Environment

Aur conducts its mining operations with an ongoing commitment to maintaining the environment. Sufficient amounts are accrued during the life of a mine, on a units-of-production basis, to provide for mine closure, including employee severance obligations, and site restoration costs. The amount of this accrual is reviewed on a periodic basis and adjusted, if necessary, to ensure that sufficient funds have been accrued to satisfy these requirements. The Aurbel gold mill in Quebec is maintained on a care and maintenance basis with decommissioning and tailings site restoration to be carried out when the mill is permanently closed. Aur's other past producing gold mining operations have been rehabilitated.

Hedging

Aur maintains a conservative hedging philosophy where all contracts are consistent with forecast production and can be satisfied by ultimate delivery.

In 2000, Aur entered into a series of copper forward sales contracts for 360 million pounds of copper at varying prices over a four year period, of which 154 million pounds of copper forward sales settled in 2001 and 106 million pounds settled in 2002.

In October 2001, Aur purchased, for $2.3 million, call options which gave Aur the right to acquire 206 million pounds of copper at a price of $0.83 per pound over the period 2002 to 2004, 106 million of which expired unexercised in 2002. The terms of these call options match those of the forward sales in quantity, maturity dates, LME pricing and settlement dates. Accordingly, the call options have been accounted for as a hedge. The cost of the call options was included in other long-term assets on the Consolidated Balance Sheets and is amortized as the contracts mature.

Aur has forward sales and matching call options for 50 million pounds of copper in each of 2003 and 2004 at a price of $0.83 per pound, which allows Aur to participate fully in copper prices above $0.83 per pound while remaining protected from prices below $0.83 for 50 million pounds of copper production in each of 2003 and 2004. The forwards and calls mature as to approximately 6.9 million pounds per month from January to June and approximately 1.4 million pounds per month from July to December in each of 2003 and 2004. In 2003, the forward sales are budgeted to generate $1.5 million of additional operating revenue and the call options would expire. The counterparties to the forward sales contracts are the same as to the call options. Aur does not currently have any other hedges in place for 2003 nor does it expect to enter into any additional forward sales or other types of agreements to hedge its copper production in 2003. The monthly gains or losses on hedging activities are reflected in earnings as each monthly contract settles. The estimated fair value of Aur's copper forward sales and call options, based upon copper prices as at year end, was a gain of $8.0 million. As these contracts are accounted for as a hedge, the gain has not been recorded on the Consolidated Statements of Operations or Consolidated Balance Sheets. The estimated fair value will fluctuate significantly with the price of copper and the time period to maturity of the contracts.

Copper Hedging
(millions of lbs.)


Copper production
Forward sales (¢/lb.)
Purchased call options (¢/lb.)
300
200
100
0
154
106
50
50
87¢
83¢ 83¢
83¢ 83¢
83¢ 83¢
2001
2002
2003
2004

Exploration

Business development activities are budgeted to cost $3.7 million, of which $3.2 million has been allocated to exploration projects in North, Central and South America and $0.5 million to the search for advanced-stage acquisitions.

Administration

Administration expenses in 2003 are budgeted to be approximately the same as in 2002 at $5.1 million.

Bank loan interest and financing costs written-off

Bank loan interest expense will decline from $5.6 million in 2002 to $0.7 million in 2003 as the $116.9 million loan balance was repaid on March 10, 2003 from the proceeds of the private placement of the senior unsecured notes.

Aur will incur a $4.3 million one-time, non-cash charge to earnings in the first quarter of 2003 for the unamortized capitalized financing costs associated with the bank loan.

Senior unsecured note interest

The private placement of $125 million of senior unsecured notes was completed on March 10, 2003. The senior unsecured notes bear interest at 6.75% and require semi-annual interest payments. Interest expense on the senior unsecured notes will total approximately $7.1 million in 2003.

Depreciation and amortization

Depreciation and amortization expenses are budgeted at $43.5 million in 2003. The $2.3 million increase over 2002 results from the commencement of the amortization of the dump leach and power grid connection capital expenditures and the new mine truck fleet under capital lease at Quebrada Blanca.

Exploration Expenditures by Geographic Region

2003
budget


Manitoba/Saskatchewan
USA and Central America
Quebec
Chile
Other
7%
14%
54%
5%
20%

Total expenditures: $3.7 million
Aur's share: $3.7 million

2002


27%
45%
1%
27%

Total expenditures: $4.7 million
Aur's share: $4.0 million

2001


19%
39%
2%
40%

Total expenditures: $5.3 million
Aur's share: $4.0 million

Other revenues and expenses

Aur anticipates that other revenues and expenses will be a net expense of $1.7 million in 2003, a $0.9 million increase from 2001, primarily due to a decline in interest income and management fees.

Aur holds a 4% net smelter returns royalty ("NSR") from any production from the Cantung tungsten mine, located in the Northwest Territories in Canada. NAT, which owns the Cantung Mine, restarted it in 2002. The production from the Cantung Mine is not under the control of Aur and, therefore, no NSR amounts have been included in Aur's budgeted revenues for 2003. Revenues from the NSR will be recognized in earnings when received.

Aur funds its defined benefit executive retirement plans based upon triennial actuarial valuations. The latest actuarial valuation, dated January 1, 2001, indicated that a shortfall existed at that time. This shortfall is being funded and charged to earnings over the three year period between actuarial valuations, with $0.7 million remaining for 2003. As a result of the recent poor performance of the stock markets and, therefore, the executive plans' investments, there is an approximately $0.8 million shortfall in the asset value compared to the actuarially assumed asset value at December 31, 2002. The plans' values are subject to change depending upon their investment performance in 2003 and beyond. Should a shortfall exist at the time of the January 1, 2004 actuarial valuation, it must be funded and expensed at that time.

Minority interests

The 30% and 10% minority interest expense of Aur's partners at Andacollo and Quebrada Blanca, respectively, is budgeted to total $3.5 million and will be a non-cash expense due to Aur's entitlement to 100% of cash flow from those two mines in 2003.

Income and resource taxes

Based upon Aur's budget, Aur should have sufficient Canadian and Chilean income tax pools to offset the payment of cash taxes otherwise payable on taxable income in both jurisdictions in 2003. Aur will, however, pay Quebec mining duties at a rate of 12% on Aur's share of Louvicourt's mining revenues less mining expenses. Andacollo and Quebrada Blanca are not expected to be subject to material cash taxes in 2003, but Quebrada Blanca will accrue future income taxes at a rate of 17% of its net earnings. Aur's corporate cash taxes, comprised primarily of the federal large corporations tax which is to be phased out over the next five years, are expected to be approximately $0.2 million in 2003. Cash income taxes and duties and future income taxes are budgeted to total approximately $1.0 million and $2.5 million, respectively, in 2003.

Liquidity

Cash resources

Aur's cash resources and working capital are budgeted to increase to approximately $67 million and $110 million, respectively, during 2003. Aur's primary sources of cash flow in 2003 will be from the Louvicourt, Andacollo and Quebrada Blanca mines, which are budgeted to generate $76.6 million of operating cash flow. The repayment of the $120.5 million bank loan with the $125 million proceeds from the sale of the senior unsecured notes, the repayment of the $35 million

Teck Cominco convertible debt by December 31, 2003 with cash and up to $8.2 million of capital expenditures will be the significant financing and investing activities in 2003.

Receivables

Aur's metal settlements receivable comprises the majority of the balance of accounts receivable. The metal settlements receivable balance is budgeted to be approximately $4.0 million less at December 31, 2003 than at the end of 2002 due to a lower smelter settlement receivable as a result of a decline in the rate of production at Louvicourt and the reduction of the receivable at Quebrada Blanca.

Capital expenditures

In 2003, Aur's capital expenditures are budgeted to total $5.2 million, comprised of $3.0 million, $1.2 million and $nil at the Quebrada Blanca, Andacollo and Louvicourt mines, respectively, and $1.0 million for corporate assets including expenditures at Duck Pond. The capital investment program at Quebrada Blanca, initiated in 2001 and designed to improve the mine's operating performance, was completed in December 2002. The acquisition of the last three of the eight new 185 tonne mine haulage trucks required to complete the replacement of the existing fleet was finalized in early 2003 by way of new capital leases totalling $4.6 million. Accordingly, assets and obligations under capital leases now total $18.4 million. Expansion of Andacollo's leach pad area to accommodate more ore for processing is under consideration and, if a decision to proceed is made, an additional $2-3 million of capital will be spent in 2003.

Additional Capital Leases Acquired in 2003

	$
2003	894
2004	1,196
2005	1,196
2006	1,196
2007	246
2008	246
2009	246
Total lease payments	5,220
Less interest	(651)
Total present value of minimum capital lease payments	4,569
Current portion	(624)
	3,945

Capitalized expenditures on the Duck Pond property are budgeted to total approximately $0.9 million in 2003. Should a formal decision be made, by mid-2003, to develop the Duck Pond deposit for commercial production, the detailed engineering and other preliminary development work that would be undertaken in 2003 will result in approximately $4.0 million of additional capital expenditures. The capital investment required to bring the Duck Pond property into production totals approximately $53 million of which $48 million would be spent in 2003 and 2004.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities are budgeted to decline approximately $9 million as a result of the payment in early 2003 of the December 31, 2002 payables associated with the construction of the dump leach and power grid connection projects at Quebrada Blanca and the payment of other miscellaneous accrued corporate items.

Bank loan

The current portion of the bank loan was $32.4 million at December 31, 2002. The current portion reflects higher scheduled repayments in 2003 compared to 2002 and the lower February 2003 mandatory prepayment from excess cash flow generated by Aur in the second half of 2002, compared to February 2002. The bank loan was repaid in full on March 10, 2003 from the proceeds of the senior unsecured notes private placement.

Senior unsecured notes

On March 10, 2003, Aur issued $125 million of senior unsecured notes (the "Notes") with an interest rate fixed at 6.75%. The net proceeds from the Notes were principally used to repay the balance of Aur's bank loan. No principal repayments of the Notes are required until March 2007, whereas the former bank loan required minimum principal repayments of $104.9 million in 2003-2006 as well as the maintenance of a $20 million minimum liquidity level. As such, the Notes have significantly increased the cash available to Aur to advance its business activities, including the ability to, after having repaid the $35 million Teck Cominco convertible debenture with cash, finance the development of the Duck Pond deposit from operating cash flow, as well as to pursue other business opportunities. The Notes have customary financial covenants and impose no restrictions on the payment of dividends nor on carrying out mergers or similar transactions provided that the merged entity continues to



Net Debt (1)
($ millions)
Cash balances
Net debt
Bank debt
Notes
200
100
0
-100
-200
29
74
58
67
82
62
58
141
170
156
120
125
2000
2001
2002
2003
Budget

(1) Net debt is the bank debt or Notes less cash balances.



Debt (1) and Equity
($ millions)
2003
budget
213
125
15
Bank debt
Convertible debenture
Other debt
Equity
Notes
2002
211
120
35
13
2001
203
156
16
35

(1) Debt includes the bank debt or Notes, capital lease obligations, property purchase obligations and 100% of the convertible debenture held by Teck Cominco.

meet the covenants under the Notes. The Notes are prepayable at any time in whole or in part, subject to certain specified prepayment premiums based on prevailing interest rates at the time of prepayment. The issuance of the Notes and resultant repayment of the bank loan increased Aur's working capital by approximately $34 million from that reported at December 31, 2002 to $98 million.

On December 31, 2003, Aur must pay Teck Cominco $35 million as part of the November 2000 purchase price of Aur's interest in the Quebrada Blanca Mine. Aur has the right to meet this obligation by issuing common shares of Aur; however, it is the current intention of Aur to repay this obligation in cash. Teck Cominco does not have the right to require Aur to repay the obligation with Aur's equity. The accounting treatment for the Teck Cominco convertible debenture requires that $33.5 million of the $35.0 million balance outstanding be included in shareholders' equity at December 31, 2002.

Sensitivity to commodity prices and foreign exchange rates

Aur's revenues, net earnings and cash flow from operations are affected principally by changes in the price of copper. Excluding Aur's existing hedges, for each $0.05 per pound change in the price of copper, on an annualized basis, Aur's revenues and cash flow from operating activities change by approximately $12 million, while net earnings change by approximately $9 million. Aur's copper forward sales provide downside protection on 21% of Aur's budgeted copper production for 2003 below a copper price of $0.83 per pound.

At or above $0.83 per pound of copper, Aur's copper forward sales and matching copper call options net to zero and have no impact on Aur's financial results. For each $0.05 per pound decrease in the price of copper below $0.83 per pound, the copper forwards increase revenue, net earnings and cash flow from operations, on an annualized basis, by approximately $2.5 million, while the call options expire. A one cent change in the value of the Canadian dollar relative to the United States dollar impacts the net earnings and cash flow to Aur, on an annualized basis, by approximately $0.3 million. A 100 peso change in the value of the Chilean peso relative to the United States dollar impacts the net earnings and cash flow to Aur on an annualized basis by approximately $5.3 million. A $5.00 per barrel change in the price of oil from the budgeted price of $25.00 per barrel in 2003 impacts the net earnings and cash flow to Aur, on an annualized basis, by approximately $3.3 million.

Risk factors

Aur's net earnings in the near-term are affected primarily by its mining operations and, in the longer term, will be affected primarily by the success or failure of its exploration and mining investment activities. The profitability of Aur's operations, in particular, the operation of the Louvicourt, Andacollo and Quebrada Blanca mines, is and will be dependent upon the market price of copper. Copper and other metal prices have historically been subject to significant fluctuations and are affected by numerous factors which are unpredictable, including international economic and political conditions, speculative activities, the relative exchange rate of the United States dollar with other currencies, inflation, global and regional levels of supply and demand, availability and costs of metals or substitutes for metals and the metal inventory levels maintained by producers and others. Aur's metal sales are priced in United States dollars while its operating costs are incurred in United States dollars, Canadian dollars and Chilean pesos. To minimize metal price, foreign exchange and interest rate risks, Aur will, where considered appropriate, use various hedging strategies to fix the price of metals, exchange and/or interest rates on all, or a portion, of its expected revenues, expenses or borrowings. Aur's business activities may also be affected to varying degrees by government regulations respecting, among other things, tax and environmental legislation changes.

The business of mining generally involves a high degree of risk. No assurance can be given that the development and bringing into commercial production of a mine will be completed as contemplated and for the estimated capital costs or within the estimated schedule. Also, no assurance can be given that the intended production schedule, metal recoveries, estimated operating costs and/or that profitable operations can or will be achieved. Naturally occuring events such as rock bursts, cave-ins, floods and earthquakes could negatively impact Aur's operating activities. Operations in Chile may also be affected by weather conditions and variances in heap leaching rates and recoveries. The dump leach facility at the Quebrada Blanca Mine began operation in January 2003 and, therefore, until such time as this facility demonstrates expected operating performance there remains a risk that there will be a shortfall in budgeted copper production in 2003 and thereafter unless alternative means of increasing copper production can be initiated.

For 2003, Aur has sold 75% of its budgeted cathode copper production to metal trading entities, payment for which will be received prior to shipment resulting in there being no credit risk associated with these sales.

In both 2002 and 2001, inflation was not a significant factor in determining operating costs as inflation rates in the countries in which Aur operates were relatively low. Inflation is expected to remain low in 2003.

At December 31, 2002, Aur had secured bank debt outstanding of $120.5 million which was repaid March 10, 2003 with the proceeds from the Notes. The Notes are repayable in four equal annual installments commencing March 11, 2007. The terms of the Notes place certain limitations on Aur's ability to, among other things, incur additional indebtedness and also require Aur to maintain a specified level of net worth and maintain certain debt service and interest coverage ratios. The ability of Aur to comply with such financial tests will principally depend on future copper prices, which are beyond Aur's control, and the future operating performance of Aur's mines. In addition, Aur is required to pay Teck Cominco $35 million in cash or common shares of Aur in respect of the acquisition of Quebrada Blanca by December 31, 2003.

Caution regarding forward-looking information

Certain of the statements that are not historical facts contained in this Annual Report (and the other disclosure documentation of Aur such as its Annual Information Form ("AIF") and quarterly reporting to shareholders) are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements include, among other things, statements regarding targets, estimates and/or assumptions in respect of copper production and/or copper prices, cash operating costs, capital expenditures, increases and decreases in production, reserves and/or resources and anticipated grades and recovery rates and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to elsewhere herein and/or in the AIF and include unanticipated and/or unusual events. Many of such factors are beyond Aur's ability to control or predict. Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Aur disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise.

Comparative Financial Review

(in thousands of US$ except where otherwise noted)

Consolidated Statements of Operations	**2002**	2001	2000	1999	1998	1997	1996	1995
	$	$	$	$	$	$	$	$
Operating revenues	**195,622**	215,848	89,493	73,070	68,912	81,074	38,707	45,185
Expenses								
Mining	**123,779**	127,926	49,307	48,159	49,067	47,944	23,780	24,650
Exploration	**3,977**	3,983	3,867	3,801	2,701	4,556	3,127	2,826
Administration	**5,017**	5,057	5,334	4,152	3,967	3,888	2,429	1,956
Depreciation and amortization	**41,227**	40,961	16,137	13,022	12,775	10,671	3,684	2,497
Mine closure and site restoration	**2,361**	1,616	474	765	96	124	114	90
Bank loan interest	**5,606**	11,232	1,707	–	–	–	–	–
Mineral properties written-off	**–**	–	21,272	1,277	–	–	–	–
Other	**858**	(394)	802	(2,913)	4,873	3,690	(3,333)	(1,978)
	182,825	190,381	98,900	68,263	73,479	70,873	29,801	30,041
	12,797	25,467	(9,407)	4,807	(4,567)	10,201	8,906	15,144
Income and resource taxes	**(1,663)**	(2,310)	(1,711)	(3,391)	553	(3,779)	(2,921)	(184)
Equity in loss of associated company	**–**	–	–	–	–	–	(58)	(271)
Minority interest	**(1,076)**	(1,731)	(2,845)	(144)	(712)	(1,829)	–	–
Net earnings (loss)	**10,058**	21,426	(13,963)	1,272	(4,726)	4,593	5,927	14,689
Basic earnings (loss) per share	**0.10**	0.22	(0.18)	0.02	(0.06)	0.06	0.10	0.25

Consolidated Statements of Cash Flow	**2002**	2001	2000	1999	1998	1997	1996	1995
	$	$	$	$	$	$	$	$
Operating activities	**57,070**	79,368	35,242	16,798	11,291	20,796	17,640	7,335
Financing activities								
Bank loan	**–**	–	170,000	–	–	–	–	–
Common shares issued	**1**	31	25,779	–	817	540	53,834	7,530
Dividends on common shares	**–**	–	–	(2,429)	(2,435)	–	–	–
Repayment of debt	**(35,418)**	(14,050)	–	–	–	(45,000)	–	(18,351)
Other	**(4,165)**	(4,318)	(2,719)	(1,184)	(532)	(4,325)	–	2,940
	(39,582)	(18,337)	193,060	(3,613)	(2,150)	(48,785)	53,834	(7,881)
Investing activities								
Acquisition of Quebrada Blanca	–	–	(262,284)	–	–	–	–	–
Capital assets	**(31,543)**	(13,309)	(1,049)	(3,048)	(1,055)	(4,926)	(2,103)	(7,833)
Other	**(1,867)**	(2,869)	3,143	(4,714)	(7,529)	(1,195)	1,079	(7,080)
	(33,410)	(16,178)	(260,190)	(7,762)	(8,584)	(6,121)	(1,024)	(14,913)
Cash acquired on acquisitions	**–**	–	6,231	264	–	–	2,102	–
Increase (decrease) in cash	**(15,922)**	44,853	(25,657)	5,687	557	(34,110)	72,552	(15,459)

Comparative Financial Review... *continued*

(in thousands of US$ except where otherwise noted)

Consolidated Balance Sheets	2002	2001	2000	1999	1998	1997	1996	1995
	$	$	$	$	$	$	$	$
Assets								
Current								
Cash	**57,869**	73,791	28,938	54,595	48,908	48,351	82,461	9,909
Other	**69,512**	68,678	84,491	23,368	18,235	21,975	16,015	23,302
	127,381	142,469	113,429	77,963	67,143	70,326	98,476	33,211
Investments	**–**	–	–	8,976	5,434	1,996	1,529	15,725
Capital assets	**317,233**	320,385	349,271	105,940	111,550	117,555	106,132	32,342
Net future income and resource taxes	**4,983**	5,161	6,542	–	–	–	3,644	–
Other	**2,646**	3,659	1,663	–	–	–	–	–
	452,245	471,674	470,905	192,879	184,127	189,877	209,781	81,278
Liabilities and shareholders' equity								
Current	**63,370**	61,142	38,240	10,812	5,682	7,820	8,375	3,694
Bank loan	**88,144**	122,029	161,520	–	–	–	31,617	–
Liability portion of convertible debt	**1,484**	4,567	6,476	–	–	–	–	–
Obligation under capital lease	**10,002**	6,744	9,346	7,482	–	–	–	–
Obligation on properties purchased	**2,532**	4,457	5,843	1,001	1,261	1,301	1,311	–
Mine closure and site restoration	**10,523**	8,349	7,074	1,677	623	416	315	360
Minority interests	**31,767**	30,796	29,065	10,158	10,750	14,376	3,005	–
	207,822	238,084	257,564	31,130	18,316	23,913	44,623	4,054
Shareholders' equity								
Share capital	**174,333**	173,687	188,801	163,021	162,019	161,749	165,414	83,407
Equity portion of convertible debt	**33,516**	30,433	28,524	–	–	–	–	–
Contributed surplus	**–**	–	2,835	2,835	2,835	2,819	2,940	2,940
Cumulative translation adjustment	**5,307**	6,496	7,704	2,814	6,721	–	–	–
Retained earnings (deficit)	**31,267**	22,974	(14,523)	(6,921)	(5,764)	1,396	(3,196)	(9,123)
	244,423	233,590	213,341	161,749	165,811	165,964	165,158	77,224
	452,245	471,674	470,905	192,879	184,127	189,877	209,781	81,278

Per Share Data *(except number outstanding)*	2002	2001	2000	1999	1998	1997	1996	1995
Basic earnings (loss) $	**0.10**	0.22	(0.18)	0.02	(0.06)	0.06	0.10	0.25
Basic earnings (loss) CDN$	**0.15**	0.35	(0.27)	0.03	(0.10)	0.09	0.15	0.39
Cash flow from operating activities $	**0.62**	0.87	0.45	0.22	0.15	0.28	0.23	0.12
Cash flow from operating activities CDN$	**0.98**	1.35	0.60	0.34	0.23	0.43	0.36	0.19
Dividends per share CDN$	**–**	–	–	0.05	0.05	–	–	–
Book value $	**2.66**	2.57	2.31	2.11	2.18	2.19	2.16	1.29
Book value CDN$	**4.20**	4.10	3.58	3.26	3.37	3.39	3.34	1.99
Closing price CDN$	**3.71**	3.80	2.25	2.80	2.60	3.43	8.00	6.75
Shares outstanding (#000's)	**92,452**	90,755	90,730	75,730	75,170	74,989	76,616	60,047

Quarterly Review

(in thousands of US$ except where otherwise noted)

2002	**Q1**	**Q2**	**Q3**	**Q4**	**Total**
Sales					
Copper (million lbs.)	50.3	50.8	49.4	59.6	**210.1**
Zinc (million lbs.)	3.0	3.3	4.0	2.9	**13.2**
Silver (thousand oz.)	57.0	50.0	53.0	64.0	**224.0**
Gold (thousand oz.)	2.4	1.9	1.9	2.1	**8.3**
Realized copper price ($/lb.)	0.78	0.76	0.78	0.77	**0.78**
LME average copper price ($/lb.)	0.71	0.73	0.69	0.70	**0.71**
Cash operating cost ($/lb.)	0.47	0.47	0.48	0.50	**0.48**
	$	$	$	$	**$**
Operating revenues	46,566	48,414	46,301	54,341	**195,622**
Expenses					
Mining	29,074	29,489	29,271	35,945	**123,779**
Exploration	1,163	732	836	1,246	**3,977**
Administration	1,163	1,452	1,137	1,265	**5,017**
Depreciation and amortization	9,956	10,370	9,792	11,109	**41,227**
Mine closure and site restoration	437	594	277	1,053	**2,361**
Bank loan	1,426	1,552	1,331	1,297	**5,606**
Other	158	605	(47)	142	**858**
	43,377	44,794	42,597	52,057	**182,825**
	3,189	3,620	3,704	2,284	**12,797**
Income and resource taxes	(291)	(531)	(410)	(431)	**(1,663)**
Minority interests	(259)	(467)	(412)	62	**(1,076)**
Net earnings	2,639	2,622	2,882	1,915	**10,058**
Basic earnings per share	$0.03	$0.02	$0.03	$0.02	**$0.10**

2001	**Q1**	**Q2**	**Q3**	**Q4**	**Total**
Sales					
Copper (million lbs.)	48.6	57.0	53.6	59.6	**218.8**
Zinc (million lbs.)	3.8	1.6	2.6	3.8	**11.8**
Silver (thousand oz.)	64.0	52.0	78.0	71.0	**265.0**
Gold (thousand oz.)	2.3	2.2	2.8	2.7	**10.0**
Realized copper price ($/lb.)	0.86	0.86	0.85	0.79	**0.83**
LME average copper price ($/lb.)	0.80	0.75	0.67	0.65	**0.72**
Cash operating cost ($/lb.)	0.53	0.49	0.45	0.45	**0.48**
	$	$	$	$	**$**
Operating revenues	50,588	57,253	51,999	56,008	**215,848**
Expenses					
Mining	32,281	33,133	29,558	32,954	**127,926**
Exploration	1,992	715	497	779	**3,983**
Administration	1,453	882	1,084	1,638	**5,057**
Depreciation and amortization	9,700	9,754	10,022	11,485	**40,961**
Mine closure and site restoration	94	168	685	669	**1,616**
Bank loan	3,750	2,992	2,525	1,965	**11,232**
Other	(60)	(217)	374	(491)	**(394)**
	49,210	47,427	44,745	48,999	**190,381**
	1,378	9,826	7,254	7,009	**25,467**
Income and resource taxes	344	(959)	(158)	(1,537)	**(2,310)**
Minority interests	(681)	(873)	(73)	(104)	**(1,731)**
Net earnings	1,041	7,994	7,023	5,368	**21,426**
Basic earnings per share	$0.01	$0.08	$0.08	$0.05	**$0.22**

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

All information in the Annual Report, including the accompanying consolidated financial statements and management's discussion and analysis of the consolidated financial position and results of operations ("MD&A") of the Company, is the responsibility of the management of the Company and has been approved by its Board of Directors. The consolidated financial statements and MD&A were prepared by management in accordance with accounting principles and MD&A disclosure requirements generally accepted in Canada and the financial information contained elsewhere in the Annual Report conforms to the consolidated financial statements and MD&A.

The preparation of financial statements and MD&A requires the selection of appropriate generally accepted accounting principles and the use of estimates and judgment by management to present fairly and consistently the consolidated financial position and results of operations of the Company. Estimates are necessary when transactions affecting the current accounting period cannot be finalized with certainty until future periods. In management's opinion, such estimates have been properly reflected in the consolidated financial statements. Systems of internal accounting controls are designed and maintained by management in order to provide reasonable assurance, on a cost-effective basis, of the reliability of this financial information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and MD&A. The Board carries out this responsibility principally through its Audit Committee composed of three directors, none of whom are members of management. The Committee meets periodically with management and the Company's independent auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues and to review the Annual Report, the consolidated financial statements and MD&A and the independent auditors' report to the shareholders. The Committee reports its findings to the Board for consideration when approving the consolidated financial statements and MD&A for issuance to shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the Company's independent auditors.

The consolidated financial statements have been audited on behalf of the shareholders by the Company's independent auditors, PricewaterhouseCoopers LLP, Chartered Accountants, in accordance with generally accepted auditing standards. The auditors' report outlines the scope of their examination and their opinion on the consolidated financial statements.

James W. Gill
President and Chief Executive Officer

Ronald P. Gagel
Vice-President and Chief Financial Officer

AUDITORS' REPORT

We have audited the consolidated balance sheets of Aur Resources Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations, retained earnings and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Toronto, Ontario

February 11, 2003
(except note 14 which is at March 10, 2003)

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31
(in thousands of United States dollars except per share amounts)

	2002	2001
	$	$
Operating revenues		
Mining	**182,611**	192,122
Hedging	**13,011**	23,725
	195,622	215,848
Expenses		
Mining	**123,779**	127,926
Exploration	**3,977**	3,983
Administration	**5,017**	5,057
Depreciation and amortization	**41,227**	40,961
Mine closure and site restoration	**2,361**	1,616
Bank loan interest	**5,606**	11,232
Other *(note 6)*	**858**	(394)
	182,825	190,381
Earnings before taxes and minority interests	**12,797**	25,467
Income and resource taxes *(note 7)*	**(1,663)**	(2,310)
Earnings before minority interests	**11,134**	23,157
Minority interests	**(1,076)**	(1,731)
Net earnings for the year	**10,058**	21,426
Basic earnings per share *(note 5(d))*	**0.10**	0.22
Diluted earnings per share *(note 5(d))*	**0.08**	0.19

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

For the years ended December 31
(in thousands of United States dollars)

	2002	2001
	$	$
Retained earnings (deficit) – beginning of year	**22,973**	(14,523)
Reduction of share capital and contributed surplus *(note 5(e))*	**-**	17,980
Net earnings for the year	**10,058**	21,426
Accretion of equity element of convertible debt *(note 4(b))*	**(1,765)**	(1,909)
Retained earnings – end of year	**31,267**	22,974

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

As at December 31
(in thousands of United States dollars)

	2002	2001
	$	$
ASSETS		
Current		
Cash *(note 4(a))*	**57,869**	73,791
Receivables	**13,665**	11,898
Inventories and prepaid expenses *(note 2)*	**55,847**	56,780
	127,381	142,469
Capital assets *(note 3)*	**317,233**	320,385
Net future income and resource taxes *(note 7(c))*	**4,983**	5,161
Other	**2,648**	3,659
	452,245	471,674
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**27,191**	24,570
Current portion of bank loan *(note 4(a) and 14)*	**32,388**	33,921
Current portion of obligation under capital leases *(note 11(a))*	**3,791**	2,651
	63,370	61,142
Bank loan *(notes (4(a) and 14)*	**88,144**	122,029
Liability portion of convertible debt *(note 4(b))*	**1,484**	4,567
Obligation under capital lease *(note 11(a))*	**10,002**	6,744
Obligation on properties purchased *(note 11(b))*	**2,532**	4,457
Mine closure and site restoration	**10,523**	8,349
Minority interests	**31,767**	30,796
	144,452	176,942
	207,822	238,084
Shareholders' equity		
Share capital *(note 5)*	**174,333**	173,687
Equity portion of convertible debt *(note 4(b))*	**33,516**	30,433
Cumulative translation adjustment *(note 3(b))*	**5,307**	6,496
Retained earnings	**31,267**	22,974
	244,423	233,590
	452,245	471,674

See accompanying notes to consolidated financial statements.

Signed on behalf of the Board:

Director

Director

CONSOLIDATED STATEMENTS OF CASH FLOW

For the years ended December 31
(in thousands of United States dollars)

	2002	2001
	$	$
Operating activities		
Net earnings for the year	**10,058**	21,426
Non-cash items –		
Depreciation and amortization	**41,227**	40,961
Future income and resource taxes	**179**	1,223
Mine closure and site restoration	**2,174**	1,276
Gain on sale of marketable securities	**(122)**	(493)
Gain on disposal of capital assets	**(11)**	(1)
Provision for supplies inventories	**–**	296
Interest on obligation on properties purchased	**727**	554
Foreign exchange (gain) loss	**(25)**	147
Minority interests	**1,076**	1,731
	55,283	67,120
Net change in non-cash working capital items *(note 8)*	**1,787**	12,248
	57,070	79,368
Financing activities		
Principal repayment of bank loan	**(35,418)**	(14,050)
Capital lease principal payments	**(3,424)**	(2,413)
Accretion of equity portion of convertible debt	**(1,765)**	(1,909)
Foreign exchange and other	**379**	4
Common shares issued	**646**	31
	(39,582)	(18,337)
Investing activities		
Capital asset and other acquisitions	**(27,068)**	(15,305)
Mineral property acquisition and development *(note 3(d))*	**(4,475)**	–
Principal payments on properties purchased *(note 11(b))*	**(2,495)**	(2,045)
Proceeds on disposal of capital assets	**25**	10
Proceeds on sale of marketable securities	**579**	1,309
	(33,434)	(16,031)
Foreign exchange on cash held in foreign currency	**24**	(147)
Increase (decrease) in cash for the year	**(15,922)**	44,853
Cash – beginning of year	**73,791**	28,938
Cash – end of year *(note 4(a))*	**57,869**	73,791

See accompanying notes to consolidated financial statements.

For the years ended December 31, 2002 and 2001 (in thousands of United States dollars except where otherwise noted)

1. Accounting policies

Aur Resources Inc. is a Canadian company active in the acquisition, exploration, development and mining of mineral properties. The consolidated financial statements of Aur Resources Inc. have been prepared in accordance with accounting principles generally accepted in Canada. Summarized below are the significant accounting policies used in these consolidated financial statements.

(a) Basis of consolidation

The consolidated financial statements include the accounts of Aur Resources Inc., subsidiary companies and a proportionate share of the accounts of joint ventures in which it has an interest (collectively "Aur"). Subsidiaries include two Chilean private companies, Compañía Minera Carmen de Andacollo ("CDA") and Compañía Minera Quebrada Blanca S.A. ("CMQB"), in which Aur Resources Inc. has 70% and 90% working interests, respectively, while its 30% interest in the Louvicourt joint venture is proportionately consolidated.

(b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant estimates include metal sales receivables, in-process inventories, net future income and resource tax assets, the physical and economic lives of mining assets and mine closure and site restoration costs. Actual results may differ from those estimates.

(c) Revenue recognition and receivables

Sales of copper and zinc concentrates and cathode copper are subject to specific sales agreements which are based upon final settlement following specified sales quotational periods. Revenues are recognized when title passes in the month of shipment at the estimated net realizable value of the sale. Any changes in prices used to calculate the estimated net realizable value of sales are recognized in the period when the change occurs. Smelter settlements receivable are net of estimated treatment and refining costs.

(d) Cash

Cash includes cash on deposit and term deposits with maturities of 3 months or less at time of acquisition.

(e) Marketable securities

Marketable securities, which are categorized as available for sale, are carried at the lower of aggregate cost and estimated net realizable value. Investments in shares of corporations are carried at cost or at cost less amounts written-off to reflect an impairment in value that is considered to be other than a temporary decline.

(f) Inventories

Cathode copper and in-process inventories are valued at the lower of cost and net realizable value. Cost is determined primarily on the basis of average cost. Mine supplies are valued at the lower of average cost and estimated net realizable value.

(g) Capital assets

i) Mineral property and exploration costs

Mineral property and exploration expenditures are charged to earnings when incurred except for certain expenditures on specified properties identified through pre-feasibility or other assessments as having mineral reserves and/or resources with the potential of being developed into a mine, and/or have the characteristics of property, plant and equipment, in which case the expenditures are capitalized and are not amortized until commercial production is achieved. These costs are transferred to development costs once the development of the mine commences.

ii) Plant and equipment

Plant and equipment are recorded at cost and are amortized once commercial production is achieved, using the units-of-production method based on the estimated life of the mine. Other equipment with useful lives less than the estimated life of the mine are depreciated using the straight-line method over 3 to 8 years, but in any event not to exceed the estimated life of the mine.

iii) Development costs

Development costs incurred to bring a mining property into production, expand the capacity of an operating mine, develop new orebodies or develop mine areas substantially in advance of current production are capitalized and charged to operations using the units-of-production method based on the estimated life of the mine. Amounts shown as development costs are net of metal recoveries prior to commercial production.

iv) Mining equipment under capital lease

Leases that transfer substantially all of the benefits and risks of ownership of property to Aur are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded together with the related long-term obligation. Mining equipment acquired under capital lease is amortized using the straight-line method over the estimated life of the leased asset, but in any event not to exceed the life of the mine. Lease payments under operating leases are charged to earnings as incurred.

v) Corporate

Corporate fixed assets are recorded at cost and are depreciated using the straight-line method based on the estimated useful life of the asset. The estimated useful life for buildings is 20 years and for corporate equipment is 3 to 5 years.

vi) Capitalization of financing costs

Financing costs, including interest, are capitalized when they arise from indebtedness incurred to finance development and construction activities on properties that are not yet subject to depreciation and amortization. Financing costs are amortized from the time that mining operations commence commercial production. Capitalized interest is amortized on a units-of-production basis over the estimated life of the mine while other financing costs are amortized over the life of the related indebtedness. Unamortized financing fees related to indebtedness that is repaid before maturity are written-off in the period in which the indebtedness is repaid.

vii) Carrying value

Aur reviews the carrying value of its producing and development mineral capital assets on a periodic basis. Estimated future undiscounted net cash flows are calculated for each property using estimated reserves and/or resources, as appropriate. Should the estimated future undiscounted net cash flows be less than the carrying value, an appropriate reduction is made with a corresponding charge to earnings.

(h) Mine closure and site restoration costs

Estimated mine closure and site restoration costs are charged to operations using the units-of-production method based on the estimated life of the mine. Mine closure costs for severance are accrued using a pre-determined formula based upon the employees' number of years of employment service with Aur. Estimated costs are based on the higher of Aur's estimate and amounts required under current legislation. Ongoing expenditures related to the protection of the environment are charged to earnings in the period they are incurred.

(i) Translation of foreign currencies

Monetary assets and liabilities of integrated operations that are not denominated in United States dollars are translated at the rate of exchange prevailing at the year-end, and revenues and expenses (other than depreciation) at average rates of exchange during the year. Exchange gains and losses arising on the translation of the accounts are included in consolidated earnings. Non-monetary assets and liabilities are translated at historical rates of exchange.

(j) Income and resource taxes

Income and resource taxes are calculated using the asset and liability method of tax accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered more likely than not. The federal large corporations tax on capital is included in the provision for income taxes.

(k) Financial instruments

Aur periodically employs financial instruments, including forward contracts and options, to manage exposure to fluctuations in metal prices, foreign currency exchange rates and interest rates. Gains and losses on metal and interest rate contracts are reported as a component of the related transaction while foreign currency exchange contracts are reported separately.

(l) Pension costs

The costs of defined contribution plans, representing Aur's required contribution based on specified percentages of salaries or as mandated by government regulations are charged to earnings as contributions are made. The costs of defined benefit plans, determined based on the actuarial present value of expected future benefits attributed to the period, are charged to earnings in the period.

(m) Share purchase options

Aur has a common share purchase option plan. No compensation expense is recognized when common share purchase options are granted under this plan as the exercise price of the options granted is the then current market price of the shares. Any consideration paid on exercise of common share purchase options is credited to share capital.

(n) Deferred financing costs

The costs of obtaining bank and other debt financing are deferred and amortized on a straight-line basis over the effective life of the debt to which they relate. Unamortized financing fees related to indebtedness which are repaid before maturity are written-off in the period in which the indebtedness is repaid.

2. Inventories and prepaid expenses

	2002	2001
	$	$
Cathode copper	**1,479**	974
In-process inventories	**44,087**	45,691
Mine supplies	**9,357**	9,043
Prepaid expenses	**924**	1,072
	55,847	56,780

3. Capital assets

2002	**Louvicourt**	**Andacollo**	**Quebrada Blanca**	**Corporate**	**Total**
	$	**$**	**$**	**$**	**$**
Plant and equipment	**18,891**	**65,103**	**255,121**	**-**	**339,115**
Development costs	**14,612**	**32,052**	**51,934**	**4,474**	**103,072**
Mining equipment under capital lease	**-**	**12,006**	**10,370**	**-**	**22,376**
Corporate and other	**-**	**-**	**-**	**2,215**	**2,215**
	33,503	**109,162**	**317,425**	**6,689**	**466,779**
Accumulated amortization	**(27,888)**	**(61,779)**	**(58,157)**	**(1,722)**	**(149,546)**
	5,615	**47,383**	**259,268**	**4,967**	**317,233**

2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Plant and equipment	18,978	63,644	246,852	–	329,474
Development costs	14,612	32,052	34,969	–	81,633
Mining equipment under capital lease	–	12,006	2,735	–	14,741
Corporate and other	–	–	–	2,134	2,134
	33,590	107,702	284,556	2,134	427,982
Accumulated amortization	(24,190)	(51,280)	(30,523)	(1,604)	(107,597)
	9,400	56,422	254,033	530	320,385

(a) Louvicourt

The Louvicourt underground copper-zinc-silver-gold mine, located near the city of Val d'Or, Quebec, Canada is held through a joint venture with Aur being the operator. The current mine plan envisions mining operations continuing until the first half of 2005.

Aur holds a 30% interest while its joint venture partners, Novicourt Inc. and Teck Cominco Limited ("Teck Cominco"), hold 45% and 25% interests, respectively. Aur's consolidated financial statements reflect 30% of the assets, liabilities, revenues, expenses and cash flow of the joint venture.

(b) Andacollo

The Andacollo open-pit, solvent extraction, electrowinning ("SX-EW") copper mine, located near the town of Andacollo, Coquimbo, Chile, is owned by CDA. The current mine plan envisions mining operations continuing until 2009.

CDA's share capital is comprised of Series A and Series B shares. The Series A shares represent 90% of the voting and dividend rights of the CDA shares. Aur owns 70% of the Series A shares while Compañía Minera del Pacífico ("CMP"), a Chilean public company, owns the remaining 30% of the Series A shares. The owners of the Series A shares provided all the capital for the development of the Andacollo mine. The Series B shares are owned by Empresa Nacional de Minería ("ENAMI"), a Chilean government entity, and represent 10% of the voting and dividend rights of the CDA shares. The Series B shares are required to be equal in number to 10% of the aggregate number of Series A and Series B shares of CDA outstanding from time to time. When combined with the Series B shares of CDA, Aur's 70% holding and CMP's 30% holding of the Series A shares equate to 63% and 27% interests, respectively, in CDA's total voting and dividend rights.

Aur's consolidated financial statements reflect 100% of the assets, liabilities, revenues, expenses and cash flow of CDA with CMP's 30% Series A share interest being reflected as minority interest. Due to preferential rights to cash flows related to shareholder debt obligations of CDA incurred to develop the mine, Aur has the right to receive, as at December 31, 2002, 100% of the first $8,300 plus interest on CDA's net cash flow, 70% of the subsequent $40,800 plus interest and 63% of all cash distributions thereafter. As it is expected that dividends will only be paid on CDA's Series A and Series B shares when all shareholder debt has been repaid, the Series B shares in essence provide ENAMI with the equivalent of a 10% net profits interest in CDA.

Included in Andacollo's capital assets is $5,307 (2001 – $6,496) pertaining to the cumulative translation adjustment in shareholders' equity. This asset is amortized on a units-of-production basis over the estimated life of the mine. The impact of this amortization on Aur's earnings is $nil as the amortization as a result of the foregoing is offset by the amortization through earnings of the cumulative translation adjustment on a units-of-production basis over the estimated life of the mine.

(c) Quebrada Blanca

The Quebrada Blanca open-pit, SX-EW copper mine is located 170 kilometres southeast of the port city of Iquique, Chile. The current mine plan envisions mining operations continuing until 2013.

CMQB's share capital is comprised of Series A, Series B and Series C shares. The Series A shares represent 85% of voting and dividend rights of the CMQB shares. Aur owns 90% of the Series A shares, while Inversiones Mineras S.A. ("Pudahuel"), a Chilean private company, owns the remaining 10% of the Series A shares. The owners of the Series A shares provided all the capital for the development of the Quebrada Blanca mine. The Series B shares are owned by ENAMI and represent 10% of the voting and dividend rights of CMQB's shares. The Series B shares are required to be equal in number to 10% of the aggregate number of Series A, Series B and Series C shares of CMQB outstanding from time to time. The Series C shares are owned by Pudahuel and represent 5% of the voting and dividend rights of the CMQB shares. The Series C shares are required to be equal in number to 5% of the aggregate number of Series A, Series B and Series C shares of CMQB outstanding from time to time. When combined with the Series B and Series C shares, Aur's 90% holding of the Series A shares equates to a 76.5% interest in CMQB's total voting and dividend rights. When combined with its 10% Series A shareholding, Pudahuel's 100% holding of Series C shares equates to a 13.5% interest in CMQB's total voting and dividend rights.

Pursuant to a shareholders' agreement amongst the Series A, B and C shareholders, at least 30% of the net profits of CMQB in each year must be distributed as dividends once CMQB has repaid the existing $78,100 of senior project shareholder debt that it owes to Aur at December 31, 2002. Subject to the foregoing, as it is currently expected that all debt, including subordinated debt and other obligations of CMQB owed to Aur will be repaid prior to the payment of dividends, the Series B and Series C shares in essence provide the holders thereof with, respectively, the equivalent of a 10% and a 5% net profits interest in CMQB.

Aur's consolidated financial statements reflect 100% of the assets, liabilities, revenues, expenses and cash flow of CMQB with Pudahuel's 10% Series A share interest reflected as a minority interest. Due to preferential rights to cash flows related to shareholder debt and other obligations of CMQB owed to Aur, Aur essentially has the right to receive, as at December 31, 2002, 100% of the first $95,600 (plus interest on $78,100 thereof) of CMQB's net cash flows, 90% of the subsequent $80,000 and 76.5% of all cash distributions thereafter.

(d) Duck Pond

On March 31, 2002, Aur purchased from Thundermin Resources Inc. ("Thundermin") and Queenston Mining Inc. ("Queenston") Thundermin's and Queenston's right to acquire a 100% interest in the Duck Pond copper-zinc project in central Newfoundland. The purchase price paid to Thundermin for its 50% interest in the project was $1,153 (CDN$2.1 million) in cash and the tender to Thundermin of Aur's existing 11.2 million shares of Thundermin. The purchase price paid to Queenston for its 50% in the project was $1,881 (CDN$3.0 million) in cash. Included in corporate development costs is the original purchase price, totalling $3,762, plus subsequent preliminary development work.

4. Credit facilities

(a) Bank loan

On November 22, 2000, Aur completed and drewdown from a syndicate of banks (collectively, the "Lenders") a $170,000 bank loan and used such funds to partially finance the acquisition of the Quebrada Blanca mine.

The bank loan was advanced to Aur in two tranches, the first, Tranche A, in the amount of $160,000 and the second, Tranche B, in the amount of $10,000. The balance of Tranche A is repayable in 9 semi-annual installments commencing June 30, 2003 and ending June 30, 2007. Tranche B has no scheduled repayments and is repayable from semi-annual excess cash flow (as defined), with a final maturity date of June 30, 2007. Accordingly, the scheduled principal repayments are as follows:

	Tranche A	Tranche B	Total
	$	$	$
June 30, 2003	14,400	–	14,400
December 31, 2003	14,400	–	14,400
June 30, 2004	15,200	–	15,200
December 31, 2004	16,480	–	16,480
June 30, 2005	15,200	–	15,200
December 31, 2005	12,800	–	12,800
June 30, 2006	12,800	–	12,800
December 31, 2006	12,800	–	12,800
June 30, 2007	539	5,913	6,452
	114,619	5,913	120,532
Current portion	(31,491)	(897)	(32,388)
	83,128	5,016	88,144

In addition to the Tranche A scheduled principal repayments, mandatory prepayments of between 40% and 100% of semi-annual excess cash flow are required to be utilized to repay a portion of the Tranche A and Tranche B loans 45 days after each scheduled principal repayment date, with the relevant percentage determined by the debt service coverage ratio (as defined) at that time. 75% of the mandatory prepayment is required to be utilized to repay Tranche A and 25% is required to be utilized to repay Tranche B. Accordingly, $5,570 was prepaid on August 15, 2001, $9,281 was prepaid on February 15, 2002, $1,497 was prepaid on August 15, 2002 and a further prepayment of $3,588 is scheduled to be made on February 14, 2003, which amount is included in the current portion of the bank loan. Mandatory prepayments are applied in inverse order of maturity.

Borrowings under the bank loan are denominated in United States currency and can be made as London Interbank Offering Rate ("LIBOR") advances or as US base rate advances. The applicable rates of interest are floating and vary depending on the manner of advance selected. Interest rates under Tranche A vary from LIBOR plus 2.0% to LIBOR plus 3.0% based on the prior period's debt service coverage ratio and the term to maturity of the bank loan. Interest rates under Tranche B vary from LIBOR plus 3.125% to LIBOR plus 4.375% based on the prior period's debt service coverage ratio and the term to maturity of the bank loan.

The bank loan is collateralized by a first charge on Aur's material property and assets. Failure at any time during the term of Tranche A for the debt service coverage ratio to be at least a specified minimum level or for Aur to maintain a minimum cash level of $20,000 at the corporate level (declining to $15,000 depending upon the completion of certain capital expenditure programs and the meeting of certain production and cost parameters by June 30, 2003) constitute a default under the bank loan. The bank loan also provides for customary events of default, including a change of control of Aur and/or any third party mergers without the Lenders' consent; however, there are no restrictions on Aur paying dividends or making other distributions to shareholders so long as the bank loan is in good standing. Aur also has the right to prepay the bank loan at any time without penalty.

(b) Convertible debt

	2002	2001
	$	$
Liability portion	**1,484**	4,567
Equity portion	**33,516**	30,433
	35,000	35,000

As a condition of the acquisition of the Quebrada Blanca mine, Aur is required to pay Teck Cominco by December 31, 2003 the principal amount of $35,000. The debt obligation bore interest calculated at 6% for the years 2000 through 2002 and thereafter at the same rate as the bank loan. Interest is payable on February 15, 2002 and on December 31, 2002 and 2003. Aur has the option of satisfying the $35,000 by issuing common shares of Aur at a price equal to 90% of the lower of their daily weighted average trading price on the Toronto Stock Exchange for the 20 trading days ended December 19, 2003 and their weighted average trading price on December 19, 2003.

As a result of Aur's right to satisfy its debt obligation to Teck Cominco through the issuance of common shares, the $35,000 debt obligation is being accounted for as having both a debt and equity component in accordance with the accounting standards of the CICA. The liability portion at December 31, 2002 and 2001 represented the present value of interest payments discounted at the estimated cost of borrowing rate at November 22, 2000 of 9%. Interest expense is determined on the debt component. Each year a portion of the required annual interest payment to Teck Cominco is applied as a reduction of the debt component. Interest on this debt for the year ended December 31, 2002 amounted to $2,100 (2001 – $2,100) and was included in accounts payable and accrued liabilities. The difference between the amount calculated as debt and the face value is classified as equity. The equity component increases over its term to the full face value by charges to retained earnings. The increase in the carrying value of the equity component, referred to as the equity accretion, is computed on an after-tax basis for the purpose of computing earnings per share.

(c) Working capital facilities

Andacollo has a working capital facility with a Chilean bank for up to $2,000 (2001 – $2,000), maturing August 31, 2003. CMP guarantees 30% of the working capital facility.

Quebrada Blanca has working capital facilities with two Chilean banks for up to $3,000 and $3,500 (2001 – $nil), maturing June 30, 2003 and July 31, 2003, respectively.

The working capital facilities have no commitment fees and applicable interest rates are dependent upon the prevailing rates when the facility is utilized. At December 31, 2002 and 2001, no amounts were outstanding under these facilities.

5. Share capital

(a) Authorized

The authorized capital of Aur consists of an unlimited number of common shares and an unlimited number of Class A shares, issuable in series. On April 25, 2002, Aur's shareholders approved an amendment to the articles of Aur to convert each of the then issued 2.0 million Class B shares into 0.65 of a common share, being 1.3 million common shares in the aggregate with an estimated fair value of $3,212, and thereby eliminated the Class B shares of Aur.

(b) Issued and outstanding

	2002		2001	
	Shares	**Amount**	Shares	Amount
	#000's	**$**	#000's	$
Common shares				
Balance – beginning of year	**90,755**	**173,686**	90,730	188,801
Issued during the year –				
Conversion of Class B shares	**1,300**	**1**	–	–
Reduction of share capital upon elimination of deficit	–	–	–	(15,146)
Share purchase options exercised	**398**	**646**	25	31
Fractional shares cancelled	**(1)**	–	–	–
Balance – end of year	**92,452**	**174,333**	90,755	173,686
Class B shares				
Balance – beginning of year	**2,000**	**1**	2,000	1
Conversion into common shares	**(2,000)**	**(1)**	–	–
Balance – end of year	–	–	2,000	1
Share capital		**174,333**		173,687

(c) Stock-based compensation plans

At December 31, 2002, Aur had one stock-based compensation plan, a common share purchase option plan (the "Plan"), which is described below. Aur applies the intrinsic value based method of accounting for stock-based compensation awards granted to employees. Accordingly, no compensation cost has been recognized for the Plan.

The Plan is for directors, officers and senior management personnel of Aur. Options under the Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of Aur. Options granted under the Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof as to a proportionate part of the aggregate number of shares subject to the option over a specified term. Except in specified circumstances, options are not assignable and terminate upon the optionee ceasing to be employed by or associated with Aur. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the market price of the shares when the relevant options are granted.

Aur's common shares are listed on the Toronto Stock Exchange and trade in Canadian dollars ("CDN$"). The following table summarizes information regarding Aur's outstanding and exercisable common share purchase options as at December 31, 2002:

	Outstanding			Exercisable	
Range of exercise prices per share	Balance	Weighted average months remaining	Weighted average exercise price per share	Balance	Weighted average exercise price per share
CDN$	#000's	#	CDN$	#000's	CDN$
1.65 to 1.96	725	35	1.96	569	1.96
2.07 to 2.25	1,260	27	2.22	1,114	2.24
2.26 to 2.95	552	22	2.46	497	2.45
3.00 to 4.73	754	17	3.65	549	3.53
6.50 to 8.10	28	11	7.90	28	7.90
	3,319			2,757	

The following table summarizes information regarding Aur's common share purchase options as at and for the years ended December 31, 2002 and 2001:

	2002		2001	
	Shares	**Weighted average exercise price per share**	Shares	Weighted average exercise price per share
	#000's	**CDN$**	#000's	CDN$
Balance – beginning of year	**3,752**	**2.84**	4,402	4.24
Granted	**232**	**3.95**	345	2.24
Exercised	**(398)**	**2.50**	(25)	1.96
Expired	**(267)**	**7.64**	(970)	8.99
Balance – end of year	**3,319**	**2.57**	3,752	2.84
Exercisable – end of year	**2,757**	**2.53**	3,133	2.98

Had stock-based compensation for options granted since January 1, 2002 under the Plan been determined on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation, Aur's pro forma net earnings and basic earnings per share would be as follows:

	2002	
	$	$/share
Net earnings, as reported	10,058	0.10
Stock-based compensation expense	(79)	–
Pro forma net earnings	9,979	0.10

For purposes of the above, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants as follows: dividend yield of 0%, expected volatility of 44%, risk-free interest rate of 4.2% and expected life of 36 months.

(d) Earnings per share

	2002	2001
	$	$
(i) Basic		
Numerator:		
Net earnings	**10,058**	21,426
Accretion of equity portion of convertible debt charged to retained earnings, net of tax	**(1,144)**	(1,100)
Income available to shareholders	**8,914**	20,326
Denominator (#000's):		
Weighted average shares outstanding	**91,835**	90,730
Basic earnings per share	**0.10**	0.22
(ii) Diluted		
Numerator:		
Income available to shareholders	**8,914**	20,326
Denominator (#000's):		
Weighted average shares outstanding	**91,835**	90,730
Potential issuance of shares from convertible debt	**14,643**	14,266
Potential issuance of shares from purchase options	**1,094**	1,219
Shares outstanding plus assumed issuances	**107,572**	106,215
Diluted earnings per share	**0.08**	0.19

(e) Reduction of share capital and contributed surplus

On April 26, 2001, Aur's shareholders passed a special resolution reducing the share capital and contributed surplus attributable to the common shares of Aur by an amount sufficient to eliminate Aur's December 31, 2000 deficit of $17,980.

6. Other expenses (revenues)

	2002	2001
	$	$
Interest on obligation under capital lease	**640**	1,027
Interest and other income	**(2,125)**	(3,341)
Interest and other financing costs	**1,618**	1,151
Foreign exchange	**25**	719
Gain on sale of marketable securities	**(122)**	(493)
Miscellaneous	**822**	543
	858	(394)

7. Income and resource taxes

(a) Geographic components

The geographic components of earnings (loss) before taxes and minority interests were as follows:

	2002	2001
	$	$
Earnings (loss) before taxes:		
Canada	**7,864**	16,344
Chile	**8,181**	15,467
Other	**(3,248)**	(6,344)
	12,797	25,467

The geographic components of the tax expense (recovery) were as follows:

	2002	2001
	$	$
Current:		
Canada	**3,169**	5,187
Chile	**124**	244
Other	**13**	17
	3,306	5,448
Future:		
Canada	**(1,822)**	(4,361)
Chile	**179**	1,223
	(1,643)	(3,138)
	1,663	2,310

(b) Income and resource taxes reconciliation

The reconciliation between taxes calculated by applying the statutory tax rate to pre-tax income and income tax expense is as follows:

	2002	2001
	$	$
Earnings before taxes and minority interests	**12,797**	25,467
Canadian combined, federal and provincial income tax rate	**36%**	40%
Expected income taxes	**4,607**	10,187
Tax effect of:		
Recognition of losses of previous years	**(2,027)**	(5,907)
Foreign taxes at different rates	**(171)**	(1,722)
Resource allowance	**(2,092)**	(1,074)
Quebec mining duties	**1,258**	734
	1,575	2,218
Large corporations tax	**88**	92
Income tax expense	**1,663**	2,310

(c) Future income and resource taxes and loss carryforwards

As at December 31, the significant components within Aur's net future tax asset were as follows:

	2002	2001
	$	$
Capital losses	**1,126**	855
Capital assets	**(20,382)**	(23,058)
Canadian resource deductions	**9,528**	8,965
Reclamation liabilities	**2,138**	1,705
Non-capital losses	**26,378**	30,557
Other	**(1,765)**	169
Future income tax asset before valuation allowance	**17,023**	19,193
Valuation allowance	**(12,040)**	(14,032)
Net future income tax asset	**4,983**	5,161

Aur's future income tax asset before valuation allowance is $17,023 (2001 – $19,193), most of which relates to Canadian taxes. The realization of this asset is dependant upon the generation of future taxable income and/or taxable capital gains. A valuation allowance of $12,040 (2001 – $14,032) has been provided against this asset.

In addition, Aur has Canadian resource deductions of $42,427 (2001 – $42,427) which were categorized as successored for purposes of the Income Tax Act (Canada). No amount has been taken into account with respect to these losses in determining Aur's net future income tax asset. Aur also has approximately $10,238 (2001 – $10,238) of tax loss carryforwards in the United States, expiring over the next 13 years. These tax loss carryforwards relate to a U.S. subsidiary, the operations of which have been suspended. Since no recovery is currently available, nor foreseen, no amount has been included with respect to these losses in determining Aur's future income tax asset.

8. Supplementary cash flow information

	2002	2001
	$	$
Net change in non-cash working capital items:		
Receivables	**(1,767)**	9,256
Inventories and prepaid expenses	**933**	5,720
Accounts payable and accrued liabilities	**2,621**	(2,728)
	1,787	12,248
Other information:		
Interest paid	**9,212**	13,090
Income, resource and capital taxes paid	**2,528**	2,710

9. Joint venture

Aur holds a 30% interest in the Louvicourt mine joint venture. This operation is accounted for using the proportionate consolidation method. Aur's share of the revenues, assets, liabilities, cash and cash flow of the joint venture is as follows:

	2002	2001
	$	$
Revenues	**29,929**	31,687
Expenses	**25,844**	27,716
Earnings before taxes	**4,085**	3,971
Current assets	**8,039**	7,482
Current liabilities	**1,521**	1,587
Working capital	**6,518**	5,895
Assets	**13,654**	16,882
Liabilities	**2,591**	2,474
Net investment	**11,063**	14,408
Cash flow from (used by):		
Operating activities	**6,618**	9,176
Investing activities	**25**	(347)
Net cash flow	**6,643**	8,829
Cash	**406**	331

10. Segmented information

Aur is in the mining and minerals business, including the acquisition, exploration, development and mining of base and precious metals deposits. Aur has four reportable segments: Louvicourt, Andacollo, Quebrada Blanca and Corporate. The Louvicourt segment represents Aur's 30% proportionate interest in the Louvicourt mine which produces copper and zinc concentrates. The Andacollo and Quebrada Blanca segments represent Aur's consolidated interest in the Andacollo and Quebrada Blanca copper mines, each of which produce cathode copper. The Corporate segment is responsible for the management of Aur's cash and investment portfolio, exploration and other business development activities, certain other non-producing assets and provides management, administrative and support services to Aur's other segments. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There were no significant inter-segment sales or transfers.

(a) Segmented Statements of Operations for the years ended December 31.

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	29,929	35,004	117,678	–	**182,611**
Hedging	–	–	–	13,011	**13,011**
	29,929	35,004	117,678	13,011	**195,622**
Expenses					
Mining	21,909	24,077	77,793	–	**123,779**
Exploration	–	–	–	3,977	**3,977**
Administration	–	–	–	5,017	**5,017**
Depreciation and amortization	3,760	9,379	27,634	454	**41,227**
Mine closure and site restoration	175	746	1,440	–	**2,361**
Bank loan interest	–	–	–	5,606	**5,606**
Other	–	686	65	107	**858**
	25,844	34,888	106,932	15,161	**182,825**
Earnings (loss) before taxes and minority interest	4,085	116	10,746	(2,150)	**12,797**
Income and resource taxes	(2,673)	(13)	(290)	1,313	**(1,663)**
Earnings (loss) before minority interests	1,412	103	10,456	(837)	**11,134**
Minority interests	–	(31)	(1,045)	–	**(1,076)**
Net earnings (loss)	1,412	72	9,411	(837)	**10,058**

2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	31,687	35,271	125,164	–	**192,122**
Hedging	–	–	–	23,726	**23,726**
	31,687	35,271	125,164	23,726	**215,848**
Expenses					
Mining	23,845	24,364	79,717	–	**127,926**
Exploration	–	–	–	3,983	**3,983**
Administration	–	–	–	5,057	**5,057**
Depreciation and amortization	3,676	8,990	27,730	565	**40,961**
Mine closure and site restoration	192	524	900	–	**1,616**
Bank loan interest	–	–	–	11,232	**11,232**
Other	3	939	(638)	(698)	**(394)**
	27,716	34,817	107,709	20,139	**190,381**
Earnings before taxes and minority interest	3,971	454	17,455	3,587	**25,467**
Income and resource taxes	(1,637)	(20)	(1,447)	794	**(2,310)**
Earnings before minority interests	2,334	434	16,008	4,381	**23,157**
Minority interests	–	(130)	(1,601)	–	**(1,731)**
Net earnings	2,334	304	14,407	4,381	**21,426**

(b) Segmented Balance Sheets as at December 31.

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	406	998	12,579	43,886	**57,869**
Receivables	7,042	344	4,888	1,391	**13,665**
Inventories and prepaid expenses	591	8,096	47,010	150	**55,847**
	8,039	9,438	64,477	45,427	**127,381**
Capital assets	5,615	47,383	259,268	4,967	**317,233**
Net future income and resource taxes	–	4,334	(2,738)	3,387	**4,983**
Other	–	–	681	1,968	**2,648**
	13,654	61,155	321,688	55,748	**452,245**
Liabilities					
Current					
Accounts payable and accrued liabilities	1,521	2,376	15,460	7,834	**27,191**
Current portion of bank loan	–	–	–	32,388	**32,388**
Current portion of obligation under capital leases	–	2,402	1,389	–	**3,791**
	1,521	4,778	16,849	40,222	**63,370**
Bank loan	–	–	–	88,144	**88,144**
Liability portion of convertible debt	–	–	–	1,484	**1,484**
Obligation under capital lease	–	2,971	7,031	–	**10,002**
Obligation on properties purchased	–	–	–	2,532	**2,532**
Mine closure and site restoration	1,070	1,637	7,270	546	**10,523**
Minority interests	–	13,539	18,228	–	**31,767**
	2,591	22,925	49,378	132,928	**207,822**

2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	331	525	26,335	46,600	**73,791**
Receivables	6,458	410	2,099	2,931	**11,898**
Inventories and prepaid expenses	693	9,078	46,499	510	**56,780**
	7,482	10,013	74,933	50,041	**142,469**
Capital assets	9,400	56,422	254,033	530	**320,385**
Net future income and resource taxes	–	4,334	(2,560)	3,387	**5,161**
Other	–	–	1,309	2,350	**3,659**
	16,882	70,769	327,715	56,308	**471,674**
Liabilities					
Current					
Accounts payable and accrued liabilities	1,587	2,230	12,561	8,192	**24,570**
Current portion of bank loan	–	–	–	33,921	**33,921**
Current portion of obligation under capital leases	–	2,214	437	–	**2,651**
	1,587	4,444	12,998	42,113	**61,142**
Bank loan	–	–	–	122,029	**122,029**
Liability portion of convertible debt	–	–	–	4,567	**4,567**
Obligation under capital lease	–	5,374	1,370	–	**6,747**
Obligation on properties purchased	–	–	–	4,457	**4,457**
Mine closure and site restoration	887	1,021	5,900	541	**8,349**
Minority interests	–	13,614	17,182	–	**30,796**
	2,474	24,453	37,450	173,707	**238,084**

(c) Segmented Statements of Cash Flow for the years ended December 31.

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	1,412	72	9,411	(837)	**10,058**
Non-cash items	5,753	10,026	30,228	(782)	**45,225**
	7,165	10,098	39,639	(1,619)	**55,283**
Net change in non-cash working capital items	(547)	1,194	(402)	1,542	**1,787**
	6,618	11,292	39,237	(77)	**57,070**
Financing activities					
Principal repayment of bank loan	–	–	–	(35,418)	**(35,418)**
Capital lease principal payments	–	(2,403)	(1,021)	–	**(3,424)**
Accretion of equity portion of convertible debt	–	–	–	(1,765)	**(1,765)**
Common shares issued	–	–	–	646	**646**
Foreign exchange and other	–	–	–	379	**379**
	–	(2,403)	(1,021)	(36,158)	**(39,582)**
Investing activities					
Capital asset acquisitions	–	(1,752)	(25,234)	(82)	**(27,068)**
Mineral property acquisition and development	–	–	–	(4,475)	**(4,475)**
Principal payment on property purchased	–	–	–	(2,495)	**(2,495)**
Other	25	–	–	579	**604**
	25	(1,752)	(25,234)	(6,473)	**(33,434)**
Foreign exchange on cash held in foreign currency	–	–	–	24	**24**
Intersegment funding (distributions)	(6,568)	(6,664)	(26,738)	39,970	**–**
Increase (decrease) in cash for the year	75	473	(13,756)	(2,714)	**(15,922)**
Cash – beginning of year	331	525	26,335	46,600	**73,791**
Cash – end of year	406	998	12,579	43,886	**57,869**

2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings	2,334	304	14,407	4,381	**21,426**
Non-cash items	4,723	9,655	31,453	(137)	**45,694**
	7,057	9,959	45,860	4,244	**67,120**
Net change in non-cash working capital items	2,119	1,234	15,850	(6,955)	**12,248**
	9,176	11,193	61,710	(2,711)	**79,368**
Financing activities					
Principal repayment of bank loan	–	–	–	(14,050)	**(14,050)**
Capital lease principal payments	–	(2,042)	(371)	–	**(2,413)**
Accretion of equity portion of convertible debt	–	–	–	(1,909)	**(1,909)**
Common shares issued	–	–	–	31	**31**
Other	–	–	–	4	**4**
	–	(2,042)	(371)	(15,924)	**(18,337)**
Investing activities					
Capital asset acquisitions	(353)	(2,854)	(9,828)	(274)	**(13,309)**
Principal payments on properties purchased	–	–	–	(2,045)	**(2,045)**
Other	6	–	–	(683)	**(677)**
	(347)	(2,854)	(9,828)	(3,002)	**(16,031)**
Foreign exchange on cash held in foreign currency	–	–	–	(147)	**(147)**
Intersegment funding (distributions)	(8,882)	(6,605)	(33,052)	48,539	**–**
Increase (decrease) in cash for the year	(53)	(308)	18,459	26,755	**44,853**
Cash – beginning of year	384	833	7,876	19,845	**28,938**
Cash – end of year	331	525	26,335	46,600	**73,791**

The geographic distribution of Aur's capital assets and revenues is as follows:

	2002		2001	
	Revenues	**Capital assets**	Revenues	Capital assets
	$	**$**	$	$
Canada	**42,940**	**10,582**	55,413	9,905
Chile	**152,682**	**306,651**	160,435	310,480
	195,622	**317,233**	215,848	320,385

Aur sold 100% of its copper and zinc concentrates produced by the Louvicourt segment to Noranda Inc. ("Noranda"). Cathode copper produced by the Andacollo and Quebrada Blanca segments were sold to a number of purchasers.

11. Commitments

(a) Obligation under capital leases

The following is a schedule of future minimum lease payments for mobile mining equipment under capital leases expiring in various periods up to 2009:

	$
2003	4,619
2004	4,600
2005	1,888
2006	1,218
2007	1,218
2008	1,218
2009	1,218
Total lease payments	15,979
Less interest	(2,186)
Total present value of lease payments	13,793
Current portion	(3,791)
	10,002

(b) Obligation on properties purchased

As part of the acquisition of the shares of CMQB and CDA, Aur assumed certain obligations to ENAMI related to the original purchase of the Series A shares of CMQB and CDA from ENAMI. Pursuant to the foregoing, Aur is required to make annual installment payments to ENAMI in June for CMQB and November for CDA. The obligations are unsecured and were discounted at the estimated cost of borrowing rate at the time of 9% for CMQB and 8% for CDA. The following is a schedule of future installment payments to ENAMI related to the original purchase of the Series A shares of CMQB and CDA. The current portion is included in accounts payable and accrued liabilities.

	$
2003	2,495
2004	2,495
2005	245
2006	245
Total installment payments	5,480
Less interest	(1,023)
Total present value of installment payments	4,457
Current portion	(1,925)
	2,532

(c) Operating leases

Aur has other commitments under various mining equipment and office operating lease agreements as follows:

	$
2003	655
2004	435
2005	380
2006	250
2007 and thereafter	500
	2,220

(d) Copper and zinc concentrate sales agreements

Pursuant to a sales agreement with Noranda, Aur has committed to sell to Noranda its share of copper concentrates from the Louvicourt mine in 2003. The prices to be paid for the copper, silver and gold contained in the concentrates are based on London Metal Exchange ("LME") quotations for the quotational period. Aur's share of zinc concentrates from the Louvicourt mine is currently sold to Noranda at the LME quotation for the quotational period. The quotational period for the respective metals is primarily the second month following receipt of the concentrates at the relevant smelter.

(e) Cathode copper sales agreements

(i) Pursuant to sales agreements with three metals trading entities, Aur has committed to deliver approximately 4,500 tonnes of Quebrada Blanca's cathode copper per month to those purchasers during 2003. Aur generally receives payments on presentation of documents for shipment in Chile. The settlement price is generally equal to the LME average cash settlement price for the month prior to the month of sale plus an agreed upon premium.

(ii) Pursuant to a sales agreement with a metals trading entity, Aur has committed to deliver 1,300 tonnes of CDA's cathode copper per month to the purchaser during 2003. Aur receives payments on presentation of documents for shipment in Chile. The settlement price is equal to the LME average cash settlement price for the month prior to the month of sale plus an agreed upon premium.

(f) Copper hedge commitment and purchased call options

As a condition to the drawing down of the Bank loan in 2000, Aur entered into a series of copper forward sales contracts with certain of the Lenders for 50 million pounds of copper in each of 2003 and 2004 at a price of $0.83 per pound.

Aur owns call options whereby it has the right to purchase 50 million pounds of copper in each of 2003 and 2004 at $0.83 per pound. The call options exactly match Aur's copper forward sales commitments in each of 2003 and 2004 and thereby provide Aur with full participation in the benefit from the sale of 100% of Aur's copper production at copper prices above $0.83 per pound. The purchase price of the call options has been included in other long-term assets and is amortized as the contracts mature.

(g) Quebrada Blanca copper price participations

Teck Cominco is entitled to a payment of up to $10,000 per year (or after 2006 or the repayment of the bank loan, $2,500 quarterly) to a maximum of $40,000, should average yearly (or after 2006 or the repayment of the bank loan, $2,500 quarterly) copper prices equal or exceed $1.16 per pound at December 31, 2002, adjusted for United States inflation, until December 31, 2012. No accounting recognition has been given to this commitment.

ENAMI is also entitled to receive, under the by-laws of CMQB, a per pound price participation in copper sales from the Quebrada Blanca mine equal to 10% of the amount by which the average realized sales price per pound of copper sold by the mine in any calendar year exceeds a specified inflation indexed price for such year, which price at December 31, 2002 was $1.37 per pound. No accounting recognition has been given to this commitment.

12. Pension plans

Aur has established defined contribution plans for all of its current employees other than certain executive management personnel for whom it has established a defined benefit retirement plan. In addition, Aur has responsibility for a defined benefit pension plan for former employees of a predecessor company, the latest completed actuarial valuation of which indicated a surplus of approximately $100. Contributions to the defined contribution pension plans are charged to earnings as incurred and these plans are fully funded. The latest completed actuarial valuation dated January 1, 2001, of the executive retirement plan indicated that a shortfall in funding existed. The approximately $700 shortfall, remaining as at December 31, 2002 is being funded and charged to earnings in 2003.

13. Fair value of financial instruments

The carrying amount of cash, accounts receivable and current liabilities approximate their fair value due to the short term maturities of these instruments. Aur's carrying cost of its portfolio of marketable securities is $nil while the market value as at year end was $556 (2001 – $1,751). The estimated fair value of Aur's smelter settlements receivable, based on commodity prices as at year end, was a gain of $nil (2001 – gain of $216). The estimated fair value of Aur's copper forward sales and call options, based on copper prices as at year end, was a gain of $8,036 (2001 – gain of $26,060).

14. Subsequent event

Aur completed a $125,000 private placement of unsecured senior notes on March 10, 2003. The senior notes bear interest at 6.75% and are repayable in four equal annual principal repayments commencing on the fourth anniversary of the issuance of the notes. Net proceeds from the issuance of the notes were used to fully repay the balance outstanding of Aur's bank loan. Aur incurred upon repayment of the bank loan, a one-time $4,294 charge to earnings for the unamortized capitalized financing costs associated with the original $170,000 bank loan financing.

BOARD OF DIRECTORS



James W. Gill, B.Sc., M.Sc., Ph.D., joined the Board in 1981. He is a graduate of McGill University and Carleton University and has been involved in the mining industry since 1969. He was the founder of Aur and has been President and CEO since 1981. He is also a director of Teck Cominco Limited, Thundermin Resources Inc., CanScot Resources Ltd. and Compressario Corporation. Dr. Gill is 53.



Martin Claude Lepage, LL.L., M.B.A., joined the Board in 1985 and was appointed Chairman in 2001. He is a graduate of the Université de Montréal and the University of Western Ontario and has practiced law since 1965. Mr. Lepage has been a partner of the law firm Stikeman Elliott since 1976. He is the Chairman of the Corporate Governance and Nominating Committee, the Chairman of the Compensation Committee and a member of the Audit Committee of Aur. Mr. Lepage is 61.



Jorge Carey, LL.B., MCJ, joined the Board in 2002. He is a graduate of the Catholic University Law School in Chile and the NYU Law School in New York and has practiced law since 1966. He has been a partner of the Chilean law firm Carey & Cia. since 1975 and has served as the Chairman of its Executive Committee since 1987. Mr. Carey is also a director of Compañía Cervecerías Unidas S.A., Empresas Melón S.A., Enaex S.A., Masisa S.A., ING Chile S.A., Moneda Chile Fund and Compañías CIC S.A. Mr. Carey is 60.



Norman B. Keevil, B.Sc., Ph.D., joined the Board in 1992. He is a graduate of the University of Toronto and the University of California at Berkeley. Dr. Keevil has worked with Teck Corporation since 1960 and was President from 1981 to 2000 and CEO from 1981 to 2001. He is presently the Chairman of Teck Cominco Limited and a director of Fording Inc. Dr. Keevil is 65.



William J.A. Kennedy joined the Board in 1984. Mr. Kennedy is a graduate of the Ryerson Institute of Technology. He has been actively involved in the investment business since 1960 and was Vice-President of Crownex from 1985 to 1990. Mr. Kennedy has, since 1990, been an independent business consultant. He is the Chairman of the Audit Committee and a member of the Compensation and the Corporate Governance and Nominating Committees of Aur. Mr. Kennedy is 64.



Peter McCarter, LL.B, M.B.A., joined the Board in 1985. He is a graduate of the University of Toronto and York University. Mr. McCarter practiced law at the firm Aird & Berlis from 1978 to 1989 and was a partner from 1983 to 1989 following which he joined Aur. He is currently Vice-President and Secretary of Aur and is also a director of Thundermin Resources Inc. and Compressario Corporation. Mr. McCarter is 50.



William J. Robertson, B.Sc., Eng., joined the Board in 1992. Mr. Robertson is a graduate of the University of Alberta and the Sloan School of Management. He worked for Cominco Ltd. from 1961 to 1997 and was Chief Operating Officer from 1993 to 1997. Mr. Robertson was Executive Vice-President and Chief Operating Officer of Agrium Inc. from 1998 to 2000. He is a member of the Corporate Governance and Nominating, the Compensation and the Audit Committees of Aur. Mr. Robertson is 62.



Howard R. Stockford, B.Sc., P.Eng., joined the Board in 1984. He is a graduate of the Royal School of Mines, Imperial College, London University and has been involved in the mining business since 1962. Mr. Stockford joined Aur in 1983 and is currently Executive Vice-President. Mr. Stockford is 61.

CORPORATE **INFORMATION**

EXECUTIVE OFFICERS

James W. Gill, Ph.D.
President and Chief Executive Officer

Howard R. Stockford, P. Eng.
Executive Vice-President

Peter McCarter, LL.B.
Vice-President and Secretary

Ronald P. Gagel, C.A.
Vice-President and Chief Financial Officer

SENIOR STAFF

Ed Guimaraes
Controller

Kathryn J. Noble
Assistant Secretary

DIVISIONAL MANAGEMENT

North & Central America Division

Edmund J. Stuart
President

Michel Rodrigue
Mine Manager, Louvicourt Mine

Rodrigue Ouellet
Exploration Manager

Don Dudek
Regional Exploration Manager, Western Canada

South America Division

David W. Brace
President

Michel Drouin
Vice-President, Business Development

David J. Libby
Vice-President, Mining Operations

Vladimir Salvo
Vice-President, Finance

J. Britt Reid
Mine Manager, Quebrada Blanca Mine

Piero Venturini
Mine Manager, Andacollo Mine

AUDITORS

PricewaterhouseCoopers LLP
Toronto, Canada

LEGAL COUNSEL

Aird & Berlis
Toronto, Canada

Carey y Cia. Ltda.
Santiago, Chile

Philippi, Yrrarázaval, Pulido & Brunner
Santiago, Chile

REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada

KEY SUBSIDIARIES

Compañía Minera Aur Resources Chile Ltda.

Compañía Minera Carmen de Andacollo

Compañía Minera Quebrada Blanca S.A.

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange
Symbol – AUR

ANNUAL MEETING

The Annual Meeting of shareholders of the Corporation will be held at 4:30 pm on Thursday, April 24, 2003, at the Toronto Board of Trade, 1 First Canadian Place, 100 King Street West, Toronto, Canada.

Designed and produced by Stratagem Marketing & Design • Printed in Canada

Aur
RESOURCES INC.

Offices

Head Office

1 Adelaide Street East
Suite 2501
Toronto, Ontario, Canada
M5C 2V9
Telephone: 416-362-2614
Fax: 416-367-0427
E-mail: info@aurresources.com
www.aurresources.com

Santiago Office

Avenida Vitacura, 2939
Piso 24
Las Condes, Santiago, Chile
Telephone: 56-2-330-8700
Fax: 56-2-332-0194

Exploration Offices

Flin Flon, Canada
Val d'Or, Canada
Santiago, Chile

Louvicourt Mine

5999 3rd Avenue East
P.O. Box 2117
Val d'Or, Quebec, Canada
J9P 6V2
Telephone: 819-736-3551
Fax: 819-736-7221

Quebrada Blanca Mine

Vivar 493, Piso 2 y 3
Iquique
I Region, Chile

Iquique Office:
Telephone: 56-57-408-400
Fax: 56-57-426-028

Mine Site:
Telephone: 56-57-408-200
Fax: 56-57-408-264

Andacollo Mine

Camino Chepiquilla s/n
Casilla 3, Andacollo
IV Region, Chile
Telephone: 56-51-431-589
Fax: 56-51-431-587

